FISHER COMMUNICATIONS, INC.

ADAPT

ANNUAL
AR01

FISHER COMMUNICATIONS, INC.

Company Profile

Fisher is a Seattle-based communications and media company focused on creating, aggregating, and distributing information and entertainment to a broad range of audiences.



ADAPTATION



The New Economy bubble has burst; many of yesterday's high-flying stocks have evaporated, and even solid companies have been humbled. What seemed like limitless growth has proven to be earthbound. And with this new reality, emphasis has shifted dramatically from share price and market visibility to cash flow, earnings, and balance sheets. "How fast can you grow?" has been replaced by "How well can you handle turbulent conditions and still continue to grow?"

Dear Shareholder:

In Fisher's 1999 annual report, I noted that "the key differences between the challenges of the past and those of the present are the speed of change and the increased pressure placed on decision making." Events of the past two years have certainly confirmed this observation. Rapid adaptation is essential.

The time line moving across the bottom of this and successive pages denotes major decisions we have made over the past 14 months to address this latter question. Each event has given shape to the present company and each has ongoing consequences for our future. Viewed together they represent a form of organizational adaptation, a useful perspective for evaluating our company's ongoing responses to economic, technological, regulatory, and competitive challenges.

As 2001 progressed—a year that surely ranks among the most trying and unsatisfactory in Fisher's 91-year history—I found myself asking, and then attempting to answer, three fundamental questions concerning these challenges.

2001 time line A year in review. Managerial and operational responses to changing conditions

01.2001




UNITED STATES OF AMERICA
IN GOD WE TRUST
LIBERTY
QUARTER DOLLAR

RESPONSE TO ECONOMIC CONDITIONS

How is the company adapting to major changes in the economics of the broadcasting industry?

When we decided to exit the flour milling business to focus attention and resources on communications and media, the wholesale restructuring of our company began.

We knew that basic changes needed to be made in the way we operated our radio and television stations. The realization that 2000 was an anomalous year, inflated by national elections, the Olympic games, and extravagant dot-com advertising, only made these changes more urgent.

In early 2001, several structural changes were proposed to the Fisher board, all of which were approved. These included a corporate name change from Fisher Companies Inc. to Fisher Communications, Inc. to emphasize our vision of becoming a "high-performance communications and media company." Management also recommended that the company be restructured along more functional lines to enhance decision-making efficiency and make performance measurement more transparent. This entailed the renaming of Fisher Broadcasting Inc. to Fisher Broadcasting Company, which now holds the broadcast licenses for Fisher's radio and television properties through nine separate, geographically oriented entities. And it included the establishment of Fisher Media Services Company to provide structure and processes for new and existing businesses that serve audiences through traditional and non-broadcast means. In addition, sale of the flour milling assets in April and the food distribution business in June facilitated our concentration on operating and expanding core enterprises.

Having begun to focus primarily on communications and media, we turned our attention to cost restructuring. Three factors drove this move: The first, as mentioned, was the substantial drop in advertising revenue due to a contracting economy; second, rapid ownership consolidation of broadcasting properties was fueling an intensely competitive business environment; and third, media choices for listeners and viewers were expanding quickly, leading to market fragmentation.

In August 2001, we announced plans to reduce company-wide expenses by 10%. This entailed both a reduction of operating

02.2001

Name changed to Fisher Communications, Inc.

Functional restructuring commences

03.2001

(Recession "officially" begins)



▷▷

RESPONSE TO REGULATORY CONDITIONS



expenditures and the elimination of jobs. Our workforce is now 8% smaller, representing over $5 million in personnel cost savings as we move into 2002.

To continue our restructuring initiatives, we are in the process of refinancing loans for the television properties we acquired in 1999, and for Fisher Plaza. And at the same time, we are assessing the best use of our real estate assets in relation to market conditions.

How is the company responding to significant regulatory changes within the communications and media sector?

Repercussions of the Telecommunications Act are profound, particularly in regard to broadcasting ownership rules that directly affect competition, and in regard to regulation of the digital transmission spectrum, which is costly to implement but potentially beneficial to viewers and broadcasters.

Simply put, the Federal Communications Commission has greatly relaxed its ownership regulations. Now that companies can own multiple radio and television stations in single markets, and might soon be able to own newspapers and cable systems in those markets as well, the economic dynamics change. Ownership of multiple stations and media combinations in a given market provides economies of scale in operations and market penetration in the form of advertising options for clients. Further, scale often enables ownership groups to produce and control the most popular syndicated programming.

Fisher has taken advantage of many of these opportunities. We acquired radio stations KVI and KPLZ in Seattle, and KOTK and KWJJ-FM in Portland, and we have created and operate several station combinations in our Radio Regional Group. However, I believe a "vertical integration" approach is only one answer to increased productivity. Other forms of enterprise, including licensing agreements and alliances, can be equally effective. For example, KOMO Television currently has a working agreement with the *Seattle Post-Intelligencer* that has been designed to increase consumer service and has resulted in extended brand identity for both entities.

Regulatory deadlines for transition to digital operation also present challenges for broadcasters in terms of timing and

04.2001

Flour milling assets sold

05.2001

Trading on NASDAQ begins



▷▷

RESPONSE TO TECHNOLOGICAL CONDITIONS



investment. Will the FCC, with considerable pressure from Congress, hold to its May 2002 deadline for implementation? Will consumers embrace the new technology? Will digital equipment and broadcasting be worth the considerable investment? Our approach is to assume leadership in both technical and regulatory aspects of the process to make certain we stay ahead of the curve without overcommitting valuable company resources.

In considering these factors and competitive pressures, we have chosen to implement full-power digital broadcasting in Seattle and Portland and limited power in our small-market television stations. These moves are in accordance with recent FCC timetable modifications.

Finally, I think we have to acknowledge that television and radio broadcasting have been severely disrupted by new technologies such as the Internet, Direct Satellite, and broadband cable services. I believe that the companies that survive and prosper in this environment will be those that resolve how best to combine traditional strengths of broadcasting with newer media and information technologies.

To this end, we have established a Media Services subsidiary that operates to develop initiatives and products that extend the reach of our broadcasting content through other nonbroadcasting distribution channels. Fisher has been adapting to changes in the broadcasting sector for 75 years, and we intend to put that accumulation of capabilities and physical assets to use in building this communications and media company.

How does Fisher Communications intend to compete in this challenging environment?

Competitive advantage is basically about uniquely beneficial resources and capabilities. We believe that two primary advantages for Fisher relative to its competition are its Puget Sound location and its creation and operation of Fisher Plaza.

In the late 1990s, Harvard Business School's Michael Porter began describing "economic clusters" in terms of competitive advantage. He observed that you could map distinct geographic areas of highly successful enterprises: office furniture in western Michigan,

06.2001 — 07.2001 — 08.2001

Food distribution assets sold

10% expense reduction initiated



RESPONSE TO COMPETITIVE CONDITIONS



chemical manufacturing in Louisiana, health technology in southern Florida, insurance in Hartford, and so on. What distinguishes these clusters is the critical mass of complementary businesses, institutions, and people—and the productivity, innovation, and new business ideas they stimulate.

While the Puget Sound region has been known traditionally for its concentration of aerospace and forest products businesses, we believe that it is recognized increasingly as an "Information Fusion" cluster with core communications technologies and a complementary array of consumer-centric resources and activities. These elements include, among others, consumer and business software (e.g., Microsoft), streaming media (e.g., RealNetworks), online e-commerce (e.g., Amazon.com), and computer gaming (e.g., Nintendo). Supporting these and other members of the cluster are the University of Washington and other well-regarded academic and training institutions.

In their most productive form, complementary businesses create a whole greater than the sum of their parts. But this fusion of essential elements does not occur without crucial enablers to bind the process together. One of the confounding aspects of the information revolution is that the promise of convergence has been elusive. Lack of adequate technological infrastructure and its coordination has resulted in unreliable and difficult-to-operate devices, which in turn have led to consumer frustration.

It is within this context that I believe Fisher Communications and its digital hub, Fisher Plaza, are positioned to make timely contributions. Our broad experience with viewers and listeners has taught us that people don't care much about how communications devices work. We believe that they just want them to be useful and simple, and capable of delivering personalized, local information. This conclusion is echoed by John Seely Brown, Chief Scientist of Xerox, who says that especially in times of uncertainty, "We need security, robustness and predictability. We need technology to be seamless with the ways we work, learn and interact with each other." One of our hopes is that our efforts will help answer these challenges in the broadcast communications and media arena.

So instead of waiting for solutions to emerge, we have approached these consumer demands with new methodologies, many of which are already benefiting our media outlets. For instance, we can now repurpose the news and information we produce at our broadcast

09.2001 — *(World Trade Center/Pentagon attack)*

10.2001 — Topping-off, Phase II at Fisher Plaza

11.2001 — Real estate assets sale considered



SHARPENING OUR FOCUS



stations for a variety of Internet protocol devices such as Web browsers, pocket PCs, Palm Pilots, CIVIA Media Terminals, pagers, cellular phones, and a variety of set-top boxes for television sets. And by designing a content management system that archives and keeps track of these activities, we can intelligently (and often automatically) create links that add value to this information. Moreover, we can add selective content from national and international sources of interest to our local customers. Finally, capabilities developed in serving our stations and customers can be offered to others facing similar problems and challenges.

It is to our advantage that Fisher Plaza, and the resources and capabilities it represents, sits literally and figuratively at an intersection of important, technologically driven communications functions that we think consumers prefer and need. By providing both physical means and key relationships, Fisher Plaza serves as a convergence point for consumer-centric content creation and distribution. Our company enables the highly technical merging and sending of these information streams through radio and television broadcasting; through transmission and reception via satellite capabilities; over the Web through Internet protocols (IP); across cable networks operated by telecommunications companies; and by use of "last mile" distribution systems. We believe we are a critical component of the Puget Sound Information Fusion cluster.

For a review of Fisher's performance and the opportunity to learn more about Fisher Plaza and its role in our region's development, please join us in Seattle on April 25, 2002, at 10:00 a.m. for our annual meeting. It will be held in the Ilsley Ball Nordstrom Recital Hall at Benaroya Hall, 200 University Street.

Sincerely,

William W. Krippaehne Jr.

William W. Krippaehne Jr.
President and Chief Executive Officer
March 12, 2002

12.2001 01.2002

Case study: S^2 Entertainment

Business description:

With extensive experience in television programming and cable, S^2 Entertainment has engineered an alternative to cable and satellite TV for telecommunications companies that wish to use their bandwidth to enter the video programming delivery business (such as HBO and ESPN, Video on Demand, specialized local portals, and e-commerce). www.sax.net

S^2 Entertainment's relationship to Fisher Communications:

- Placed its integration lab in Fisher Plaza
- Negotiated retransmission consent with Fisher TV stations
- Uses telecommunications provider facilities resident in Fisher Plaza
- Delivers local content provided by Fisher on set-top boxes
- Distributes Fisher content in other markets
- Utilizes Fisher Pathways' satellite service
- Fisher, in collaboration with Ingeniux, plans to provide S^2 Entertainment with a content integration tool, enabling them to create local portals on their systems anywhere in the world.


Looking Glass NETWORKS
INTERNAP
TERABEAM
TIME WARNER TELECOM
MFN
FISHER

2001 FINANCIAL REVIEW

ABOUT THE COMPANY

Fisher Communications, Inc. is a communications and media company comprised of three subsidiaries: Fisher Broadcasting Company, which owns and operates radio and television stations; Fisher Media Services, which includes programming and distribution, satellite and fiber distribution, and the Fisher Plaza facility; and Fisher Properties Inc., which owns and manages office and industrial properties. The company's shares are traded on the Nasdaq National Market under the symbol "FSCI." As of December 31, 2001, Fisher had approximately 361 shareholders of record.

FINANCIAL REVIEW

OPERATING AND FINANCIAL HIGHLIGHTS

YEAR ENDED DECEMBER 31 (in thousands except per share amounts)	2001	2000	1999	1998	1997
REVENUE:					
Continuing operations	**$161,641**	$209,662	$163,875	$139,902	$136,093
Discontinued operations	**44,675**	112,102	114,942	108,056	123,941
	206,316	321,764	278,817	247,958	260,034
INCOME (LOSS):					
Continuing operations	**(7,936)**	31,857	23,061	22,460	23,628
Discontinued operations	**(327)**	(17,327)	(4,968)	(1,403)	1,101
Net income (loss)	**(8,263)**	14,530	18,093	21,057	24,729
INCOME (LOSS) PER SHARE:					
Continuing operations	**(0.92)**	3.72	2.70	2.63	2.77
Discontinued operations	**(0.04)**	(2.02)	(0.58)	(0.16)	0.13
Net income (loss)	**(0.96)**	1.70	2.12	2.47	2.90
INCOME (LOSS) PER SHARE ASSUMING DILUTION FROM:					
Continuing operations	**(0.92)**	3.71	2.69	2.62	2.75
Discontinued operations	**(0.04)**	(2.02)	(0.58)	(0.16)	0.13
Net income (loss)	**(0.96)**	1.69	2.11	2.46	2.88
Dividends paid per share	**1.04**	1.04	1.04	1.00	0.98
Cash flows from operating activities	**8,533**	58,809	27,851	38,994	36,040
Additions to property, plant and equipment and intangible assets	**44,434**	59,619	299,229	25,502	21,648
YEAR-END:					
Working capital	**9,380**	10,121	33,959	34,254	36,336
Retained earnings	**163,191**	184,405	178,775	169,575	159,376
Stockholders' equity	**237,454**	262,701	241,975	266,548	266,851
Equity per share	**27.64**	30.70	28.30	31.20	31.26

Per share amounts are adjusted for stock splits.
Certain prior year balances have been reclassified
to conform to the 2001 presentation.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Some of the statements in this annual report are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all passages containing verbs such as 'aims, anticipates, believes, estimates, expects, hopes, intends, plans, predicts, projects or targets' or nouns corresponding to such verbs. Forward-looking statements also include any other passages that are primarily relevant to expected future events or that can only be fully evaluated by events that will occur in the future. Forward-looking statements in this report include, without limitation, statements, expectations or intentions by Fisher Communications, Inc. with respect to the effects of the Company's restructuring and leadership in the both the technical and regulatory aspects of digital operations. There are many risks and uncertainties that could cause actual results to differ materially from those predicted in our forward-looking statements. Factors that could prevent the Company from achieving desired efficiencies as a result of its restructuring include, without limitation, the risk that the Company may be required to scale back or stop entirely its restructuring in light of other needs of the Company's business operations, the risk that the restructuring itself may increase certain costs, such as (and these are only examples and not meant to be exhaustive) severance arrangements, the resolution of any disagreements with employees, and any outsourcing that management might decide is necessary or desirable, and the inherent difficulties in achieving cost reductions in a largely fixed-cost industry such as the communications and media sector. Factors that could prevent the Company from assuming leadership in the technical and regulatory aspect of digital operation include, without limitation, that the Company may determine that the allocation of resources to this task is not cost-justified, or changes in law or regulation may make assuming such leadership infeasible. Other factors that could cause actual results to differ materially from those predicted in our forward-looking statements are set out in the Company's reports filed with the SEC, including its Annual Report on Form 10-K for the year ended December 31, 2001, and its Quarterly Report on Form 10-Q for the third quarter of 2001 filed on November 14, 2001. As used herein, unless the context requires otherwise, the terms "we," "us," the "Company" and "Fisher" refer to Fisher Communications, Inc. and its consolidated subsidiaries.

This discussion is intended to provide an analysis of significant trends and material changes in our financial position and operating results during the period 1999 through 2001.

In June 1999, the Company's real estate subsidiary sold, under threat of condemnation, certain improved property in Seattle Washington. Total gain on the sale amounted to $12,825,000, of which $9,827,000 was recognized in June 1999 and $2,998,000 was recognized in December 1999.

On July 1, 1999, the Company and its broadcasting subsidiary completed the acquisition of ten network-affiliated television stations and 50% of the outstanding stock of a corporation that owns one television station. The acquired properties were in seven markets located in California, the Pacific Northwest, and Georgia (the "Fisher Television Regional Group" or the "newly acquired stations"). Total consideration was $216.7 million, which included $7.6 million of working capital (primarily accounts receivable and prepaid expenses, less accounts payable and other current liabilities). Funding for the transaction was from a senior credit facility in the amount of $230 million.

On July 1, 1999, the Company and the milling subsidiary purchased the remaining 50% interest in the limited liability company (LLC) which owned and operated flour milling facilities in Blackfoot, Idaho. The $19 million purchase price was funded from bank lines of credit. Prior to July 1, our milling subsidiary used the equity method to account for its 50% interest in the LLC. Subsequent to the acquisition the LLC became a wholly-owned subsidiary, and operating results of the Blackfoot facility are fully consolidated in the milling segment.

The first clients of the Fisher Plaza project began moving into that facility during May 2000. Financial results for the portion of the project not occupied by KOMO TV are included in the real estate segment.

On August 1, 2000, our broadcasting subsidiary completed the sale of its wholly owned membership interest in a limited liability company, which owned and operated KJEO-TV in Fresno, CA, for $60 million, resulting in a gain of $15,722,000.

On October 27, 2000, the Board of Directors authorized management to negotiate one or more transactions with third parties with respect to a sale of Fisher Mills, with terms of a specific transaction subject to approval of the Board. Accordingly, the operating results, net current liabilities, and net noncurrent assets of Fisher Mills have been reported as discontinued operations in the accompanying financial statements. On April 30, 2001, the sale of the assets and working capital used in the Seattle, Blackfoot, Modesto, and Portland flour milling operations was completed. On June 29, 2001 the sale of the distribution assets and working capital of Fisher Mills Inc. and its subsidiary Sam Wylde Flour Co. was completed. Proceeds from the transactions totaled $49,910,000 including working capital.

On November 6, 2001, the Board of Directors approved management's recommendation to consider selling the real estate portfolio held by the Company's real estate subsidiary. The bid process was completed in February 2002. Due to current market conditions, we are presently not seeking to sell the entire portfolio of real estate assets, but will continue to explore opportunistically the sale of individual properties. Any offers received from potential purchasers are subject to approval of the Board of Directors.

We continue to implement a corporate restructuring, begun in 2001, that we expect will lead to improved efficiencies. The purpose of this restructuring is to enable us to focus on our objective of becoming a company that fully integrates broadcast communications and media services operations.

Each of these transactions had an effect on the comparative results of operations in terms of revenue, costs and expenses, and operating income referred to in the following analysis.

Certain prior year balances have been reclassified to conform to the 2001 presentation. Such reclassifications had no effect on net income or loss.

CONSOLIDATED RESULTS OF OPERATIONS

Operating results for the year ended December 31, 2001 showed a consolidated net loss of $8,263,000 compared with net income of $14,530,000 reported for the year ended December 31, 2000. Results for 2001 include a loss of $327,000, net of tax effects, from the milling businesses, which is reported as discontinued operations. Broadcasting revenue declined $50,299,000 compared with 2000. Factors occurring during 2001 which contributed to the decline include decreased advertiser demand, particularly by national advertisers, relative weakness of ABC Network programming, competition for viewers and listeners as a result of the popularity of the Seattle Mariners baseball game programming on a competing station, a decline in revenue from political advertising, of approximately $23,700,000, and the absence of revenue from KJEO-TV which contributed approximately $5,200,000 of revenue in 2000 prior to sale on August 1st of that year. The adverse effects of the events of September 11, 2001 also contributed to the decline in broadcast revenue as our television stations aired continuous, commercial-free, network news coverage for several days following the events and a number of advertisers cancelled or delayed previously scheduled advertising. Total expenses relating to broadcasting operations, including interest and depreciation, decreased approximately $15,100,000. Operating income from real estate operations improved in 2001 compared with 2000 due to improved margins and the completion of phase one and operations at Fisher Plaza. Corporate expenses increased primarily due to reassignment of personnel and other costs, including severance and related expenses of approximately $3,200,000, associated with the Company's restructuring. Interest expense declined as a result of a combination of reduced borrowing and lower interest rates.

Consolidated net income for the year ended December 31, 2000 amounted to $14,530,000 compared with $18,093,000 reported for the year ended December 31, 1999. The loss from discontinued operations of milling businesses for the year ended December 31, 2000 includes results of operations of the milling businesses through September 30, 2000 amounting to $1,665,000, net of income tax benefit of $962,000, and estimated loss from disposal of the milling businesses amounting to $15,662,000, net of income tax benefit of $8,434,000. Components of the estimated loss include the excess of net book value of assets over projected sales proceeds, estimated costs of sale including employee severance, and estimated operating results during the phase-out period. Excluding loss from discontinued operations of the milling businesses, income from continuing operations for the year ended December 31, 2000 was $31,857,000 compared with $23,061,000 reported for 1999. Our 2000 results include after tax gains from the sale of KJEO-TV, amounting to $9,747,000, and from the sale of two parcels of real estate, amounting to $554,000. Excluding these non-recurring gains and the gain from real estate, sold under threat of condemnation, of $8,337,000, net of tax, recognized in 1999, income from continuing operations for the year ended December 31, 2000 increased 46.4% compared with the year ended December 31, 1999.

Milling operation results are included in the caption labeled "Discontinued Operations."

Revenue

Revenue	BROADCASTING	REAL ESTATE
2001	**$ 145,513,000**	**$ 16,128,000**
% CHANGE	**-25.7%**	**16.4%**
2000	**$ 195,812,000**	**$ 13,850,000**
% CHANGE	**28.7%**	**17.9%**
1999	**$ 152,128,000**	**$ 11,747,000**

In total, revenue declined 22.9% in year ended December 31, 2001 compared with year ended December 31, 2000. Total revenue increased 27.9% in the year ended December 31, 2000 compared with year ended December 31, 1999.

Broadcasting and real estate operations are discussed further on pages 9-11.

Cost of products and services sold		% CHANGE	% OF REVENUE
2001	**$ 71,226,000**	**-0.6%**	**44.1%**
2000	**$ 71,628,000**	**14.3%**	**34.2%**
1999	**$ 62,689,000**		**38.3%**

The cost of products and services sold consists primarily of costs to acquire, produce, and promote broadcast programming, including salaries, and costs to operate the properties reported in the real estate segment. These costs are relatively fixed in nature, and do not vary directly with revenue. During the year ended December 31, 2001 operating expenses of the broadcasting operations increased modestly compared with 2000, after adjusting 2000 to exclude expenses of KJEO-TV, which was sold in August of that year. Overall operating costs of the real estate operations decreased approximately $300,000, or 17.1%.

Operating expenses of the broadcasting operations increased $8,931,000 during the year ended December 31, 2000 compared with 1999, after adjustment to exclude expenses of KJEO-TV, which was sold in August 2000. Overall operating costs of the real estate operations increased approximately $540,000.

Broadcasting and real estate operations are discussed further on pages 9-11.

Selling expenses		% CHANGE	% OF REVENUE
2001	$ 21,179,000	-7.1%	13.1%
2000	$ 22,791,000	33.1%	10.9%
1999	$ 17,118,000		10.4%

Selling expenses are incurred by the broadcasting operations. The principal cause of the reduction in selling expenses is the overall decrease in revenue, which resulted in decreased sales department compensation, primarily in the form of sales commissions. If the selling expenses incurred by KJEO-TV reflected in operating results for the first seven months of 2000 are excluded, the percentage decrease would be 4.5%. The increase in selling expenses as a percentage of revenue reflects the relatively fixed nature of certain sales department costs, such as management salaries, information systems, and ratings services.

The increase for the year ended December 31, 2000 compared with 1999 is a result of costs incurred by the television stations acquired in 1999 and increased commissions and related expenses attributable to increased broadcasting revenue.

General and administrative expenses		% CHANGE	% OF REVENUE
2001	$ 39,713,000	-9.4%	24.6%
2000	$ 43,822,000	11.4%	20.9%
1999	$ 39,349,000		24.0%

General and administrative expenses declined at the broadcasting operations largely due to cessation of benefit accruals for the broadcasting subsidiary's defined benefit plan (which was terminated in January 2002), reduction in personnel costs as a result of the retirement of a senior officer in early 2001, and decrease of expenses attributable to KJEO-TV as a result of the sale on August 1, 2000. Expenses declined with respect to the real estate operations primarily as expenses associated with certain officers were transferred to the corporate segment in connection with the Company's restructuring. The corporate segment incurred increased costs in connection with reassignment of personnel and other costs associated with the restructuring, including severance and related expenses of approximately $3,200,000, and a donation of $1,000,000 to fund a civic project in Seattle, Washington.

General and administrative expenses increased in all business segments during 2000. The increase at the broadcasting segment is largely attributable to costs incurred by the newly acquired television stations, higher employee benefit costs, and higher legal and consulting expenses. The real estate segment experienced increased salaries and employee benefit costs. The corporate segment incurred increased costs in connection with additional personnel.

Depreciation and amortization		% CHANGE	% OF REVENUE
2001	$ 24,809,000	13.4%	15.3%
2000	$ 21,889,000	48.0%	10.4%
1999	$ 14,784,000		9.0%

The increases in depreciation expense relate primarily to Fisher Plaza and the Fisher Industrial Technology Center, located in Auburn, Washington, owned by the real estate subsidiary. Depreciation of Fisher Plaza, and new broadcast and related equipment and digital studios acquired by KOMO TV, began in June of 2000. Construction of the Fisher Industrial Technology Center was complete in Fall 2000, and tenants began occupancy in mid-2001.

Other income, net		
		% CHANGE
2001	$ 3,210,000	-84.9%
2000	$ 21,199,000	20.5%
1999	$ 17,586,000	

Other income, net in 2001 includes primarily dividends received on marketable securities and also interest and miscellaneous income. The decline in other income, net for the year ended December 31, 2001 compared to 2000 is attributable to a reduction in the dividend paid by SAFECO Corporation and the inclusion in 2000 of gain from the sale of KJEO-TV in the amount of $15,722,000 and gain from sale of two parcels of real estate in the amount of $852,000. After deducting income taxes, the gains were $9,747,000 and $554,000, respectively.

For the year ended December 31, 2000, other income, net includes the gains from the sale of KJEO-TV and from sale of real estate described in the preceding paragraph. The 1999 amount includes $12,825,000 gain from sale of real estate. Dividend income was largely unchanged from 1999 to 2000.

(Loss) gain in equity investees		
		% CHANGE
2001	$ (4,572,000)	377.4%
2000	$ (958,000)	
1999	$ 94,000	

Investments in entities over which we have significant influence, however do not control, (equity investees) are accounted for using the equity method. The loss in equity investees includes our pro rata share of losses incurred by such investees and, for the year ended December 31, 2001, relate principally to loans for development of the Civia Media Terminal.

Interest expense		
		% CHANGE
2001	$ 17,847,000	-16.4%
2000	$ 21,360,000	72.7%
1999	$ 12,367,000	

Interest expense includes interest on borrowed funds, loan fees, and net payments under a swap agreement, and is net of interest allocated to discontinued operations based on net borrowing of the discontinued operations. The decrease in interest expense for the year ended December 31, 2001 compared with 2000 is attributable to lower amounts of borrowed funds outstanding and to lower interest rates. Interest incurred in connection with funds borrowed to finance construction of Fisher Plaza and other significant capital projects is capitalized as part of the cost of the related project.

The increase in 2000 interest expense compared with 1999 is attributable to funds borrowed in July 1999 to finance the acquisition of television stations and the acquisition of 50% interest in the Blackfoot flour mill.

Provision for federal and state income taxes (benefit)			
		% CHANGE	EFFECTIVE TAX RATE
2001	$ (6,559,000)	-139.6%	45.3%
2000	$16,556,000	35.8%	34.2%
1999	$12,187,000		34.6%

The provision for federal and state income taxes varies directly with pre-tax income. The tax benefit in 2001 reflects our ability to utilize a net operating loss carryback. The effective tax rate varies from the statutory rate for all years primarily due to a deduction for dividends received, offset by the impact of state income taxes.

Other comprehensive income (loss)		
		% CHANGE
2001	$ (5,489,000)	-137.3%
2000	$ 14,715,000	142.8%
1999	$ (34,358,000)	

Other comprehensive income (loss) includes unrealized gain or loss on our marketable securities and the effective portion of the change in fair value of an interest rate swap agreement, and is net of income taxes. During the year ended December 31, 2001, the value of the marketable securities declined $3,233,000, net of tax. A significant portion of the marketable securities consists of 3,002,376 shares of SAFECO Corporation. The per share market price of SAFECO Corporation common stock was $31.15 at December 31, 2001, $32.88 at December 31, 2000, and $24.88 at December 31, 1999. Unrealized gains and losses, net of tax, are a separate component of stockholders' equity.

BROADCASTING OPERATIONS

Revenue		
		% CHANGE
2001	$ 145,513,000	-25.7%
2000	$ 195,812,000	28.7%
1999	$ 152,128,000	

During the year ended December 31, 2001, as compared with 2000, our revenue from local advertisers declined $19,300,000; our national advertising revenue declined $21,400,000; and our political advertising revenue decreased $23,700,000. These declines were partially offset by commissions paid to advertising agencies, with the result that net revenue from broadcasting operations declined $50,299,000 in 2001, compared with 2000. Comparability between the periods is affected by the sale by the Company's broadcasting subsidiary, in August 2000, of all of the membership interest in a limited liability company which owned and operated KJEO-TV. If, for purposes of comparison, revenue from KJEO-TV is excluded from the 2000 revenue, the decrease in revenue from broadcasting operations for the year ended December 31, 2001 compared with 2000 would be 23.1%. Factors occurring during 2001 which have contributed to the decline include decreased advertiser demand, particularly by national advertisers, relative weakness of ABC Network programming, competition for viewers and listeners in the Seattle market as a result of the popularity of the Seattle Mariners baseball game programming on a competing station, a decline in revenue from political advertising of approximately $23,700,000, and the absence of revenue from KJEO-TV, which had contributed approximately $5,200,000 of revenue in 2000. The adverse effects of the events of September 11, 2001 also contributed to the decline in broadcast revenue as our television stations aired continuous, commercial-free, network news coverage for several days following the events and a number of advertisers cancelled or delayed previously scheduled advertising. KOMO TV in Seattle and KATU Television in Portland experienced declines in net revenue of 31.3% and 30.4%, respectively, in 2001 compared to 2000. Revenue in 2001 from the smaller market television stations declined 16.3% (adjusted to exclude KJEO-TV) from the year ago period. Revenue from the Company's Seattle and Portland radio groups declined 16.2% and 17.2%, respectively, from the year ago period. Revenue from the small market radio operations declined 6.5% from the year ago period.

Our satellite teleport and Fisher Entertainment divisions generated revenue of approximately $1,400,000 and $1,200,000, respectively in 2001.

Revenue from the television stations acquired in July 1999 totaled $21,350,000 in the six months ended June 30, 2000. If, for purposes of comparison, that amount is excluded, revenue of $174,462,000 for the year ended December 31, 2000 would represent a 14.7% increase over 1999. Revenue increased in 2000 at all broadcasting operations, with the largest increases realized by the Seattle, Portland and Regional television stations due to high demand for advertising by political action committees ("PACs") and, to a lesser degree, candidates for political office. KOMO TV revenue increased 27% for the year ended December 31, 2000 compared to 1999. Political advertising revenue accounted for 68% of KOMO TV's overall revenue increase, while national sales declined 2% from 1999. KATU Television revenue for the year ended December 31, 2000 increased 15% compared to 1999. Political advertising revenue accounted for all of the overall revenue increase, as national sales for KATU declined 9% during the period and more than offset the 2% improvement in local sales. Revenue from the Fisher Television Regional Group increased approximately $18,610,000 compared with the year ended December 31, 1999; however, the Company owned the stations only six months during that period.

Seattle radio revenue improved 12% for the twelve months ended December 31, 2000 compared to the same period in 1999. Political advertising was not as significant a factor in the Seattle radio market as it was for television stations during 2000; however, about 10% of the overall revenue growth for Fisher's Seattle radio group was derived from political advertising sales. All three of the Seattle stations, KOMO AM, KVI AM and KPLZ FM, reported increased advertising sales during 2000 when compared to the prior year. Portland radio sales improved 11% for the twelve months ended December 31, 2000, compared to 1999. The growth was due to increases in both local and political sales, while national sales declined 8%.

Political sales represented approximately one-half of the overall increase. The Fisher Radio Regional Group of small market stations in Montana and Wenatchee, Washington experienced a 10% increase in advertising sales in 2000, with growth occurring in each of the five markets.

Our satellite teleport and Fisher Entertainment divisions generated revenue of approximately $1,200,000 and $900,000, respectively in 2000.

Income from operations		% CHANGE	% OF REVENUE
2001	$ 8,613,000	-83.4%	5.9%
2000	$ 51,764,000	49.8%	26.4%
1999	$ 34,554,000		22.7%

The decline in income from broadcasting operations for the year ended December 31, 2001 compared with 2000 is primarily due to the decline in revenue discussed above. If adjusted to exclude the operating results attributable to KJEO-TV, operating expenses for 2001 would be approximately $2,900,000 lower than those incurred in 2000. Depreciation expense increased approximately $2,800,000 largely due to KOMO TV's new broadcast equipment and studios.

Excluding operating income from the Fisher Television Regional Group that was only included in 1999 results for the second half of the year, the increase in income from operations for the year ended December 31, 2000 is 52.2% compared with 1999. Each broadcasting group except the Portland radio group experienced an improvement in 2000 compared with the prior year as increases in revenue exceeded increases in operating expenses. Overall, operating expenses at the broadcasting segment increased 23.2% in 2000, including the effect of the operating costs of the newly acquired stations. Aside from the additional costs of operating the regional television group for the entire year 2000, other significant cost increases included depreciation of KOMO TV's new digital broadcast equipment in Fisher Plaza, local sales commissions and merchandising expenses that accompanied the significant growth in local sales during the year and increased employment costs including benefits.

REAL ESTATE OPERATIONS

Revenue		
		% CHANGE
2001	$ 16,128,000	16.4%
2000	$ 13,850,000	17.9%
1999	$ 11,747,000	

The real estate segment includes our real estate subsidiary and the portion of the Fisher Plaza project not occupied by KOMO TV. Rents from the first building at Fisher Plaza, which was 80% occupied at December 31, 2001, approximated $3,896,000 during 2001 compared with $1,589,000 in 2000. During 2001 marketing efforts were underway for the five-building project in Auburn, Washington, known as the Fisher Industrial Technology Center (the Fisher ITC), which was substantially completed by the real estate subsidiary in September 2000. Rental income from Fisher ITC during 2001 totaled $193,000. At year-end the Fisher ITC project was 71% leased.

Revenue of the real estate segment increased in 2000 as a result of rent increases, and rental income from Fisher Plaza, which approximated $1,589,000. The first clients began moving into Fisher Plaza in May 2000. Comparison with 1999 results is impacted by the loss of revenue from two properties sold in June 1999. If revenue from those properties were excluded from 1999 revenue, the percentage increase would be 23.1%.

Income from operations			
		% CHANGE	% OF REVENUE
2001	$ 6,946,000	42.5%	43.1%
2000	$ 4,875,000	52.2%	35.2%
1999	$ 3,203,000		27.3%

The increase in operating income for the real estate segment for the year ended December 31, 2001, compared with 2000, is primarily attributable to the operations of the portion of Fisher Plaza not occupied by KOMO TV. Exclusive of the Fisher ITC, which was in lease-up phase during 2001, average occupancy of the properties operated by the real estate subsidiary during 2001 was 97% compared with 92% during 2000.

The increase in operating income for the real estate segment for the year ended December 31, 2000, compared with 1999, is also primarily attributable to the operations of Fisher Plaza. Results for 1999 include operating income of approximately $270,000 from the two properties that were sold in June of that year.

DISCONTINUED OPERATIONS

Loss from discontinued operations of milling businesses		
		% CHANGE
2001	$ 327,000	-98.1%
2000	$ 17,327,000	248.8%
1999	$ 4,968,000	

The loss from discontinued operations of milling businesses for the year ended December 31, 2001 reflects an increase in the estimate of benefits for employees of the milling and distribution operations. Based upon updated information from its actuaries, the Company increased the estimated loss from discontinued operations by $500,000, or $327,000 net of taxes.

The loss from discontinued operations of milling businesses for the year ended December 31, 2000 includes results of operations of the milling businesses through September 30, 2000 amounting to $1,665,000, net of income tax benefit of $962,000, and estimated loss from disposal of the milling businesses amounting to $15,662,000, net of income tax benefit of $8,434,000. Components of the estimated loss include the excess of net book value of assets over projected sales proceeds, estimated costs of sale including employee severance, and estimated operating results during the phase-out period.

The loss from discontinued operations of milling businesses for the year ended December 31, 1999 represents the results of operations of the milling businesses during that year.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board (FASB) approved FASB Statement No. 141 (FAS 141), "Business Combinations", and FASB Statement No. 142 (FAS 142), "Goodwill and Other Intangible Assets." FAS 141 establishes new standards for accounting and reporting requirements for business combinations initiated after June 30, 2001 and prohibits the use of the pooling-of-interests method for combinations initiated after June 30, 2001. FAS 142 changes the accounting for goodwill and intangible assets with indefinite lives from an amortization method to an impairment-only approach. Upon adoption of FAS 142, goodwill will be tested at the reporting unit annually and whenever events or circumstances occur indicating that goodwill might be impaired. Amortization of goodwill, including goodwill recorded in past business combinations, will cease. The adoption date for the Company was January 1, 2002. We are still assessing what the impact of FAS 141 and FAS 142 will be on our results of operations and financial position.

In June 2001, the FASB issued Statement No. 143 (FAS 143), "Accounting for Asset Retirement Obligations", which establishes requirements for the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. FAS 143 is effective for fiscal years beginning after June 15, 2002, with earlier application encouraged. In August 2001, the FASB issued Statement No. 144 (FAS 144) "Accounting for the Impairment or disposal of Long-Lived Assets", which establishes requirements for the financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. The provisions of FAS 144 shall be effective for financial statements issued for fiscal years beginning after December 31, 2001, and interim periods within those fiscal years. We are currently assessing the impact of FAS 143 and FAS 144 on our financial statements.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2001, we had working capital of $9,380,000 and cash and short-term cash investments totaling $3,568,000. We intend to finance working capital, debt service, capital expenditures, and dividend requirements primarily through operating activities. However, we will consider using available lines of credit to fund acquisition activities and significant real estate development activities. In this regard, we had a five-year unsecured revolving line of credit (revolving line of credit) with two banks for a maximum amount of $100,000,000 to finance construction of Fisher Plaza and for general corporate purposes. The revolving line of credit provided that borrowings under the line would bear interest at variable rates. The revolving line of credit also placed limitations on the disposition or encumbrance of certain assets and required us to maintain certain financial ratios. At December 31, 2001, the revolving line of credit was fully drawn. Approximately $19,700,000 was available under short-term working capital lines of credit.

The unsecured revolving line of credit and the senior credit facility required us to comply with several covenants, including covenants with respect to the maintenance of some financial ratios. As of December 31, 2001, we were not in compliance with certain covenants. As a result of such noncompliance, the lenders could have required us to immediately repay all principal and interest outstanding, thus causing the long-term debt to be classified as current. However, subsequent to year-end we requested and received agreement from the lenders to forbear from exercising remedies under the revolving line of credit and the senior credit facility during the period from December 31, 2001 through March 31, 2002. Subsequent to year-end we repaid these obligations through the use of proceeds from new financings (see Note 14 of Notes to Consolidated Financial Statements). As a result,we have continued to present the debt as long-term on the balance sheet. In addition, as a result of such repayment of the unsecured revolving line of credit and the senior credit facility we will record an extraordinary loss of approximately $3,500,000 as a result of its write off of the related deferred loan costs. We will also record a loss of approximately $2,700,000 as a result of termination of a related interest rate swap agreement.

On October 27, 2000, the Board of Directors authorized management to negotiate one or more transactions with third parties with respect to a sale of Fisher Mills, with terms of a specific transaction subject to approval of the Board. Accordingly, the operating results, net working capital, and net noncurrent assets of Fisher Mills are reported as discontinued operations in the accompanying financial statements. On April 30, 2001 the sale of the assets and working capital used in the Seattle, Blackfoot, Modesto, and Portland flour milling operations was completed. On June 29, 2001 the sale of the distribution assets and working capital of Fisher Mills Inc. and its subsidiary Sam Wylde Flour Co. was completed. Proceeds from the transactions totaled $49,910,000 including working capital.

Net cash provided by operating activities during the year ended December 31, 2001 was $8,533,000. Net cash provided by operating activities consists of our net income, increased by non-cash expenses such as depreciation and amortization, and adjusted by changes in operating assets and liabilities. Net cash provided by investing activities during the year was $5,383,000, including $49,910,000 proceeds from the sales of milling and distribution assets and working capital, reduced by $40,420,000 for purchase of property, plant and equipment (including the Fisher Plaza project) and $4,109,000 for investments in equity investees. Net cash used in financing activities was $10,566,000, comprised of payments of $49,697,000 on borrowing agreements and mortgage loans, $6,675,000 for retirement of preferred stock of our broadcasting subsidiary, cash dividends paid to stockholders totaling $8,919,000 or $1.04 per share, reduced by net borrowings under notes payable and borrowing agreements totaling $54,036,000 and proceeds from exercise of stock options of $1,249,000.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

The market risk in our financial instruments represents the potential loss arising from adverse changes in financial and commodity market prices and rates. We are exposed to market risk in the areas of interest rates and securities prices. These exposures are directly related to our normal funding and investing activities.

Interest Rate Exposure

Our strategy in managing exposure to interest rate changes is to maintain a balance of fixed- and variable-rate instruments. See Note 6 to the consolidated financial statements for information regarding the contractual interest rates of the Company's debt. We will also consider entering into interest rate swap agreements at such times as we deem appropriate. At December 31, 2001, the fair value of our fixed-rate debt is estimated to be approximately $2,000,000 greater than the carrying amount, based on current borrowing rates. Market risk is estimated as the potential change in fair value resulting from a hypothetical 10 percent change in interest rates. With respect to our fixed-rate debt, such market risk amounted to $1,639,000 at December 31, 2001.

We also had $229,397,000 in variable-rate debt outstanding at December 31, 2001. A hypothetical 10 percent change in interest rates underlying these borrowings would result in a $1,340,000 annual change in our pre-tax earnings and cash flows.

We are a party to an interest rate swap agreement fixing the interest rate at 6.52%, plus a margin based on the our ratio of funded debt to operating cash flow, on a portion of the variable-rate debt outstanding under the senior credit facility. The notional amount of the swap reduces as payments are made on principal outstanding under the senior credit facility until termination of the contract on December 30, 2004. At December 31, 2001, the fair value of the swap agreement was ($3,471,000). A hypothetical 10 percent change in interest rates would change the fair value of our swap agreement by approximately $374,000 at December 31, 2001.

Marketable Securities Exposure

The fair value of our investments in marketable securities at December 31, 2001 was $97,107,000. Marketable securities consist of equity securities traded on a national securities exchange or reported on the Nasdaq stock market. A significant portion of the marketable securities consists of 3,002,376 shares of SAFECO Corporation. As of December 31, 2001, these shares represented 2.4% of the outstanding common stock of SAFECO Corporation. SAFECO's common stock price has been volatile in recent years, and ranged from $21.50 to $32.95 per share during 2001. We have classified our investments as available-for-sale under applicable accounting standards. Mr. William W. Krippaehne Jr., President, CEO, and a Director of Fisher Communications, Inc., is a Director of SAFECO. A hypothetical 10 percent change in market prices underlying these securities would result in a $9,711,000 change in the fair value of the marketable securities portfolio. Although changes in securities prices would affect the fair value of the marketable securities portfolio and cause unrealized gains or losses, such gains or losses would not be realized unless the investments are sold. Subsequent to year-end the Company pledged 3,000,000 shares of SAFECO Corporation stock owned by it as collateral under a margin loan and a variable forward sales transaction (see Note 14 of Notes to Consolidated Financial Statements).

REPORT OF MANAGEMENT

Management is responsible for the preparation of the Company's consolidated financial statements and related information appearing in this annual report. Management believes that the consolidated financial statements fairly reflect the form and substance of transactions and that the financial statements reasonably present the Company's financial position and results of operations in conformity with accounting principles generally accepted in the United States of America. Management also has included in the Company's financial statements amounts that are based on estimates and judgments which it believes are reasonable under the circumstances.

The independent accountants audit the Company's consolidated financial statements in accordance with auditing standards generally accepted in the United States of America and provide an objective, independent report on such financial statements.

The Board of Directors of the Company has an Audit Committee composed of five non-management Directors. The Committee meets periodically with management and the independent accountants to review accounting, control, auditing and financial reporting matters.

William W. Krippaehne, Jr.
President and Chief Executive Officer

Warren J. Spector
Executive Vice President and Chief Operating Officer

David D. Hillard
Senior Vice President and Chief Financial Officer

REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and
Board of Directors of
Fisher Communications, Inc:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of stockholders' equity, of comprehensive income and of cash flows present fairly, in all material respects, the financial position of Fisher Communications, Inc. (formerly Fisher Companies Inc.) and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Seattle, Washington
March 21, 2002

CONSOLIDATED STATEMENT OF INCOME

YEAR ENDED DECEMBER 31 (in thousands, except per share amounts)	2001	2000	1999
REVENUE			
Broadcasting	$ 145,513	$ 195,812	$ 152,128
Real estate	16,128	13,850	11,747
	161,641	209,662	163,875
COSTS AND EXPENSES			
Cost of products and services sold	71,226	71,628	62,689
Selling expenses	21,179	22,791	17,118
General and administrative expenses	39,713	43,822	39,349
Depreciation and amortization	24,809	21,889	14,784
	156,927	160,130	133,940
INCOME FROM OPERATIONS	4,714	49,532	29,935
OTHER INCOME, NET	3,210	21,199	17,586
(Loss) gain in equity investees	(4,572)	(958)	94
Interest expense	(17,847)	(21,360)	(12,367)
Income (loss) from continuing operationsbefore provision for income taxes	(14,495)	48,413	35,248
Provision for federal and state income taxes (benefit)	(6,559)	16,556	12,187
Income (loss) from continuing operations	(7,936)	31,857	23,061
LOSS FROM DISCONTINUED OPERATIONS OF MILLING BUSINESSES, net of income tax	(327)	(17,327)	(4,968)
NET INCOME (LOSS)	$ (8,263)	$ 14,530	$ 18,093
INCOME (LOSS) PER SHARE:			
From continuing operations	$ (0.92)	$ 3.72	$ 2.70
From discontinued operations	(0.04)	(2.02)	(0.58)
NET INCOME (LOSS) PER SHARE	$ (0.96)	$ 1.70	$ 2.12
INCOME (LOSS) PER SHARE ASSUMING DILUTION:			
From continuing operations	$ (0.92)	$ 3.71	$ 2.69
From discontinued operations	(0.04)	(2.02)	(0.58)
NET INCOME (LOSS) PER SHARE ASSUMING DILUTION	$ (0.96)	$ 1.69	$ 2.11
Weighted average shares outstanding	8,575	8,556	8,548
Weighted average shares outstanding assuming dilution	8,575	8,593	8,575

See accompanying notes to consolidated financial statements.

FISHER COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

DECEMBER 31 (in thousands, except share and per share amounts)	2001	2000
ASSETS		
CURRENT ASSETS		
Cash and short-term cash investments	$ 3,568	$ 218
Receivables	33,081	40,375
Prepaid income taxes	10,760	563
Prepaid expenses	4,251	3,862
Television and radio broadcast rights	10,318	10,253
Net working capital of discontinued operations	216	10,526
Total current assets	62,194	65,797
MARKETABLE SECURITIES, at market value	97,107	102,080
OTHER ASSETS		
Cash value of life insurance and retirement deposits	12,403	11,725
Television and radio broadcast rights	1,725	927
Intangible assets, net of amortization	189,133	194,316
Investments in equity investees	2,594	3,057
Other	12,232	10,017
Net noncurrent assets of discontinued operations	1,635	39,236
	219,722	259,278
PROPERTY, PLANT AND EQUIPMENT, NET	244,094	219,649
	$ 623,117	$ 646,804
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Notes payable	$ 25,469	$ 25,642
Trade accounts payable	5,490	4,981
Accrued payroll and related benefits	7,616	10,458
Television and radio broadcast rights payable	8,980	9,002
Dividends payable		2,225
Other current liabilities	5,259	3,368
Total current liabilities	52,814	55,676
LONG-TERM DEBT, net of current maturities	261,480	257,413
OTHER LIABILITIES		
Accrued retirement benefits	12,028	13,638
Deferred income taxes	50,994	53,648
Television and radio broadcast rights payable, long-term portion	1,570	794
Other liabilities	6,777	2,934
	71,369	71,014
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY		
Common stock, shares authorized 12,000,000, $1.25 par value; issued 8,591,658 in 2001 and 8,558,042 in 2000	10,739	10,698
Capital in excess of par	3,486	2,140
Deferred compensation	(66)	(135)
Accumulated other comprehensive income—net of income taxes:		
Unrealized gain on marketable securities	62,360	65,593
Net loss on interest rate swap	(2,256)	
Retained earnings	163,191	184,405
	237,454	262,701
	$ 623,117	$ 646,804

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

(in thousands except share amounts)	Common Stock Shares	Common Stock Amount	Capital in Excess of Par	Deferred Compensation	Accumulated Other Comprehensive Income	Retained Earnings	Total Equity
BALANCE DECEMBER 31, 1998	8,542,384	$ 10,678	$ 1,792	$ (733)	$ 85,236	$ 169,575	$ 266,548
Net income						18,093	18,093
Other comprehensive income (loss)					(34,358)		(34,358)
Issuance of common stock rights			222	(222)			
Amortization of deferred compensation				421			421
Issuance of common stock under rights and options, and related tax benefit	8,306	10	154				164
Dividends						(8,893)	(8,893)
BALANCE DECEMBER 31, 1999	8,550,690	10,688	2,168	(534)	50,878	178,775	241,975
Net income						14,530	14,530
Other comprehensive income					14,715		14,715
Issuance of common stock rights, net of forfeitures			(69)	69			
Amortization of deferred compensation				330			330
Issuance of common stock under rights and options, and related tax benefit	7,352	10	41				51
Dividends						(8,900)	(8,900)
BALANCE DECEMBER 31, 2000	8,558,042	10,698	2,140	(135)	65,593	184,405	262,701
Net loss						(8,263)	(8,263)
Other comprehensive income (loss)					(5,489)		(5,489)
Amortization of deferred compensation				69			69
Issuance of common stock under rights and options, and related tax benefit	33,616	41	1,346				1,387
Redemption of preferred stock of subsidiary						(6,257)	(6,257)
Dividends						(6,694)	(6,694)
BALANCE DECEMBER 31, 2001	8,591,658	$ 10,739	$ 3,486	$ (66)	$ 60,104	$ 163,191	$ 237,454

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31 (in thousands)	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	$ (8,263)	$ 14,530	$ 18,093
ADJUSTMENTS TO RECONCILE NET INCOME (LOSS) TO NET CASH PROVIDED BY OPERATING ACTIVITIES			
Depreciation and amortization	26,362	26,146	17,975
Noncurrent deferred income taxes	2,222	(1,420)	7,461
Net loss in equity investees	4,572	958	689
Amortization of deferred loan costs	778	828	500
Gain on sale of real estate		(852)	(12,825)
Gain on sale of KJEO TV		(15,722)	
Net loss from discontinued operations		17,327	
Other	286	(232)	937
CHANGE IN OPERATING ASSETS AND LIABILITIES			
Receivables	8,064	7,621	(3,111)
Inventories		5,354	38
Prepaid income taxes	(10,373)	888	(1,276)
Prepaid expenses	(1,402)	691	2,199
Cash value of life insurance and retirement deposits	(725)	(772)	(738)
Other assets	(2,301)	(2,454)	(6,505)
Income taxes payable			(457)
Trade accounts payable, accrued payroll and related benefits and other current liabilities	(10,547)	4,770	3,246
Accrued retirement benefits	(1,578)	770	730
Other liabilities	1,548	1,230	1,060
Amortization of television and radio broadcast rights	16,181	15,837	14,606
Payments for television and radio broadcast rights	(16,291)	(16,689)	(14,771)
Net cash provided by operating activities	8,533	58,809	27,851
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds from sale of discontinued milling business assets	49,910		
Proceeds from sale of KJEO TV		60,000	
Proceeds from sale of real estate and property, plant and equipment	2	2,396	17,120
Investments in equity investees	(4,109)	(1,011)	(1,375)
Purchase assets of television and radio stations			(221,160)
Purchase of 50% interest in Blackfoot flour mill			(19,000)
Purchase of property, plant and equipment	(40,420)	(59,587)	(56,376)
Net cash provided by (used in) investing activities	5,383	1,798	(280,791)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net (payments) borrowings under notes payable	(560)	(2,706)	596
Borrowings under borrowing agreements	54,036	11,000	262,201
Payments on borrowing agreements and mortgage loans	(49,697)	(63,413)	(1,358)
Redemption of preferred stock of subsidiary	(6,675)		
Proceeds from exercise of stock options	1,249	19	33
Cash dividends paid	(8,919)	(8,898)	(8,891)
Net cash provided by (used in) financing activities	(10,566)	(63,998)	252,581
NET INCREASE (DECREASE) IN CASH AND SHORT-TERM CASH INVESTMENTS	3,350	(3,391)	(359)
CASH AND SHORT-TERM CASH INVESTMENTS, BEGINNING OF PERIOD	218	3,609	3,968
CASH AND SHORT-TERM CASH INVESTMENTS, END OF PERIOD	$ 3,568	$ 218	$ 3,609

Supplemental cash flow information is included in Notes 5, 6, 8, and 9.

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

YEAR ENDED DECEMBER 31 (in thousands)	2001	2000	1999
Net income (loss)	**$ (8,263)**	$ 14,530	$ 18,093
OTHER COMPREHENSIVE INCOME (LOSS):			
Cumulative effect of accounting change, net of income tax benefit of $489	**(907)**		
Unrealized gain (loss) on marketable securities	**(4,974)**	22,638	(52,859)
Effect of income taxes	**1,741**	(7,923)	18,501
Net (loss) on interest rate swap	**(2,076)**		
Effect of income taxes	**727**		
Comprehensive income (loss)	**$ (13,752)**	$ 29,245	$ (16,265)

See accompanying notes to consolidated financial statements.

NOTE 1

Operations And Accounting Policies

The principal operations of Fisher Communications, Inc. and subsidiaries (the Company) are television and radio broadcasting, proprietary real estate development and management, and other media operations including program production as well as satellite and fiber transmission. As explained in Note 2 the Company sold its flour milling and bakery supply distribution businesses during 2001. The Company conducts its business primarily in Washington, Oregon, California, Georgia and Montana. A summary of significant accounting policies is as follows:

Principles of consolidation The consolidated financial statements include the accounts of Fisher Communications, Inc. and its wholly-owned subsidiaries. Television and radio broadcasting, and other media operations are conducted through Fisher Broadcasting. Real estate operations are conducted through Fisher Properties Inc. Fisher Media Services Company was formed in 2001 to conduct other media operations, including Fisher Plaza, beginning in 2002. All material intercompany balances and transactions have been eliminated.

Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition Television and radio revenue is recognized when the advertisement is broadcast. Rentals from real estate leases are recognized on a straight-line basis over the term of the lease.

Short-term cash investments Short-term cash investments are comprised of repurchase agreements collateralized by U.S. Government securities held by major banks. The Company considers short-term cash investments which have original maturities at date of purchase of 90 days or less to be cash equivalents.

Television and radio broadcast rights Costs of television and radio broadcast rights are charged to operations using accelerated or straight-line methods of amortization selected to match expense with anticipated revenue over the contract life. Asset costs and liabilities for television and radio broadcast rights are recorded without discount for any noninterest-bearing liabilities. Those costs and liabilities attributable to programs scheduled for broadcast after one year have been classified as noncurrent assets and liabilities in the accompanying financial statements.

Marketable securities Marketable securities consist of equity securities traded on a national securities exchange or reported on the Nasdaq stock market. A significant portion of the marketable securities consists of 3,002,376 shares of SAFECO Corporation at December 31, 2001 and 2000. As of December 31, 2001, these shares represented 2.4% of the outstanding common stock of SAFECO Corporation. Mr. William W. Krippaehne Jr., President, CEO and a Director of the Company, is a Director of SAFECO. Market value is based on closing per share sale prices. The Company has classified its investments as available-for-sale under applicable accounting standards and those investments are reported at fair market value. Unrealized gains and losses are a separate component of stockholders' equity, net of any related tax effect.

Investments in equity investees Investments in equity investees represent investments in entities over which the Company does not have control, but has significant influence and owns 50% or less. Such investments are accounted for using the equity method (See note 4).

Intangible assets Intangible assets represent the excess of purchase price of certain broadcast properties over the fair value of tangible net assets acquired and are amortized based on the straight-line method over the estimated useful life of 40 years. Accumulated amortization at December 31, 2001 and 2000 is $17,512,000 and $12,573,000, respectively (See "Recent Accounting Pronouncements").

Property, plant and equipment Replacements and improvements are capitalized while maintenance and repairs are charged as expense when incurred. Property, plant and equipment are stated at historical cost. Gains or losses on dispositions of property, plant and equipment are included in income.

Real estate taxes, interest expense and certain other costs related to real estate projects constructed for lease to third parties are capitalized as a cost of such projects until the project, including major tenant improvements, is substantially completed. A project is generally considered to be substantially completed when a predetermined occupancy level has been reached or the project has been available for occupancy for a period of one year. Costs, including depreciation, applicable to a project are charged to expense based on the ratio of occupied space to total rentable space until the project is substantially completed, after which costs are expensed as incurred.

For financial reporting purposes, depreciation of plant and equipment is determined primarily by the straight-line method over the estimated useful lives of the assets as follows:

Buildings and improvements	3–55 years
Machinery and equipment	3–25 years
Land improvements	10–55 years

Impairment of long-lived assets Whenever changes in circumstances indicate that the carrying amount may not be recoverable the Company assesses the recoverability of intangible and long-lived assets by reviewing the performance of the underlying operations, in particular, the operating cash flows (earnings before interest, income taxes, depreciation and amortization) of the operation.

Income taxes Deferred income taxes are provided for all significant temporary differences in reporting for financial reporting purposes versus income tax reporting purposes.

Advertising The Company expenses advertising costs at the time the advertising first takes place. Advertising expense was $4,409,000, $4,337,000, and $3,343,000 in 2001, 2000, and 1999, respectively.

Earnings per share Net income (loss) per share represents net income (loss) divided by the weighted average number of shares outstanding during the year. Net income (loss) per share assuming dilution represents net income (loss) divided by the weighted average number of shares outstanding, including the potentially dilutive impact of the stock options and restricted stock rights issued under the Company's incentive plans. Common stock options and restricted stock rights are converted using the treasury stock method.

A reconciliation of the number of shares outstanding to the weighted average number of shares outstanding assuming dilution is as follows:

YEAR ENDED DECEMBER 31	2001	2000	1999
Shares outstanding at beginning of period	**8,558,042**	8,550,690	8,542,384
Weighted average of shares issued	**16,535**	5,351	6,070
	8,574,577	8,556,041	8,548,454
DILUTIVE EFFECT OF:			
Restricted stock rights		9,613	13,570
Stock options		27,402	12,731
	8,574,577	8,593,056	8,574,755

The dilutive effect of 3,612 restricted stock rights and options to purchase 413,613 shares are excluded for the year ended December 31, 2001 because such rights and options were anti-dilutive. All restricted stock rights and options were dilutive for the year ended December 31, 2000. The dilutive effect of options to purchase 130,025 shares is excluded for the year ended December 31, 1999 because such options were anti-dilutive.

Fair value of financial instruments The carrying amount of cash and short-term cash investments, receivables, inventories, marketable securities, trade accounts payable and broadcast rights payable approximate fair value due to their short maturities.

The fair value of notes payable and variable-rate long-term debt approximates the recorded amount based on borrowing rates currently available to the Company. At December 31, 2001, the fair value of our fixed-rate debt is estimated to be approximately $2,000,000 greater than the recorded amount, based on current borrowing rates.

Accounting change Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (FAS 133), as amended. This pronouncement establishes accounting and reporting standards for derivative instruments, and requires that an entity recognize those items as assets or liabilities in the financial statements and measure them at their fair value. If the derivative is designated as a cash flow hedge, the effective portion of the change in fair value of the derivative is recorded in other comprehensive income, and the ineffective portion is recorded in earnings. Changes in the fair value of derivatives not designated as hedges are recognized in earnings. The Company uses an interest rate swap, designated as a cash flow hedge, to manage exposure to interest rate risks. In accordance with FAS 133, the effective portion of the change in fair value of the swap is recorded in other comprehensive income. Adoption of FAS 133 resulted in a reduction to other comprehensive income of $907,000, net of income tax of $489,000, which is reported as the cumulative effect of the accounting change. There was no effect on net income or loss.

The effective portion of the change in fair value of the interest rate swap from January 1, 2001 through December 31, 2001 is included in other comprehensive income. The fair value of the interest rate swap is included in other liabilities.

Recent accounting pronouncements In June 2001, the Financial Accounting Standards Board (FASB) approved FASB Statement No. 141 (FAS 141), "Business Combinations", and FASB Statement No. 142 (FAS 142), "Goodwill and Other Intangible Assets." FAS 141 establishes new standards for accounting and reporting requirements for business combinations initiated after June 30, 2001 and prohibits the use of the pooling-of-interests method for combinations initiated after June 30, 2001. FAS 142 changes the accounting for goodwill and intangible assets with indefinite lives from an amortization method to an impairment-only approach. Upon adoption of FAS 142, goodwill will be tested at the reporting unit annually and whenever events or circumstances occur indicating that goodwill might be impaired. Amortization of goodwill, including goodwill recorded in past business combinations, will cease. The adoption date for the Company was January 1, 2002. We are still assessing what the impact of FAS 141 and FAS 142 will be on our results of operations and financial position.

In June 2001, the FASB issued Statement No. 143 (FAS 143), "Accounting for Asset Retirement Obligations", which establishes requirements for the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. FAS 143 is effective for fiscal years beginning after June 15, 2002, with earlier application encouraged. In August 2001, the FASB issued Statement No. 144 (FAS 144) "Accounting for the Impairment or disposal of Long-Lived Assets", which establishes requirements for the financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. The provisions of FAS 144 shall be effective for financial statements issued for fiscal years beginning after December 31, 2001, and interim periods within those fiscal years. We are currently assessing the impact of FAS 143 and FAS 144 on our financial statements.

Reclassifications Certain prior year balances have been reclassified to conform to the 2001 presentation. Such reclassifications had no effect on net income or loss.

NOTE 2

Discontinued Operations

On October 27, 2000 the Board of Directors authorized management to negotiate one or more transactions with third parties with respect to a sale of Fisher Mills, with terms of a specific transaction subject to approval of the Board. Accordingly, the operating results, net current liabilities, and net noncurrent assets of Fisher Mills have been reported as discontinued operations in the accompanying financial statements. On April 30, 2001, the sale of the assets and working capital used in the Seattle, Blackfoot, Modesto, and Portland flour milling operations was completed. On June 29, 2001, the sale of the distribution assets and working capital of Fisher Mills Inc. and its subsidiary Sam Wylde Flour Co. was completed. Proceeds from the transactions totaled $49,910,000 including working capital.

As a result of these sales, and an increase in the estimate of benefits for employees of the milling and distribution operations based upon updated information from its actuaries, the Company increased the estimated loss from discontinued operations by $500,000. This revision in estimate, net of taxes, was recorded as loss from discontinued operations in the quarter ended June 30, 2001.

The loss from discontinued operations of the milling businesses is summarized as follows (in thousands):

YEAR ENDED DECEMBER 31	2001	2000	1999
LOSS FROM OPERATIONS:			
Before income taxes		$ 2,627	$ 7,625
Income tax benefit		(962)	(2,657)
		1,665	4,968
ESTIMATED LOSS FROM DISPOSAL OF MILLING BUSINESSES:			
Before income taxes	**$ 500**	24,096	
Income tax benefit	**(173)**	(8,434)	
	327	15,662	
	$ 327	$ 17,327	$ 4,968

Net working capital of discontinued operations includes net current assets relating to the discontinued milling operations. Net noncurrent assets of discontinued operations includes the book value of property, plant and equipment not included in the sales described above and other noncurrent assets less noncurrent liabilities relating to the discontinued milling operations.

Revenue of the discontinued milling operations was $44,675,000, $112,102,000, and $114,942,000 for the years ended December 31, 2001, 2000, and 1999, respectively.

NOTE 3

Receivables

Receivables are summarized as follows (in thousands):

DECEMBER 31	2001	2000
Trade accounts	**$ 32,241**	$ 40,274
Other	**1,545**	1,113
	33,786	41,387
Less—Allowance for doubtful accounts	**705**	1,012
	$ 33,081	$ 40,375

Net receivables of the discontinued milling operations amounting to $11,520,000 are not included in the December 31, 2000 amounts above.

NOTE 4

Investments in Equity Investees

Investments in entities over which the Company does not have control, but has significant influence and owns 50% or less, are accounted for using the equity method. The Company's investments are reported in the consolidated balance sheet as "Investments in equity investees" and its share of income or losses is reported as "(Loss) gain in equity investees" in the consolidated statement of income.

Tulalip Estates The real estate subsidiary maintained a 50% interest in a joint venture formed to develop residential real estate owned by the joint venture. The joint venture was dissolved during 2000 and the real estate subsidiary received distribution of its interest.

South West Oregon Television Broadcasting Corporation In connection with the 1999 acquisition of network-affiliated television stations (see Note 12) the broadcasting subsidiary acquired 50% of the outstanding stock of South West Oregon Broadcasting Corporation (South West Oregon Television), licensee of a television station in Roseburg, Oregon. The broadcasting subsidiary serves as manager of the station.

AN Systems, L.L.C. AN Systems, L.L.C. (AN Systems) was a developer of a new public advertising network which uses a display device known as the Civia Media Terminal that delivers information in public places such as office buildings and other venues. Under terms of various agreements the Company and its subsidiaries agreed, among other things, to lend funds to AN Systems, to defer collection of certain amounts due under the agreements, and to provide AN Systems with certain office space. Loans by the Company were evidenced by convertible promissory notes issued by AN Systems and, at December 31, 2001, totaled $5,424,000. Effective January 1, 2002, AN Systems was merged into Civia, Inc. (Civia) and, immediately prior to the merger, the Company elected to convert $2,000,000 of such loans into a 65.1% equity interest in Civia.

At December 31, 2001, AN Systems was indebted to the Company for occupancy and related costs amounting to $334,000. Also, at December 31, 2001, the Company is contingently obligated in the amount of $1,568,000 as guarantor of a bank credit facility on behalf of AN Systems.

The Company has not recognized income from management fees and interest amounting to $400,000 and $343,000, respectively, as it has agreed to defer collection of such amounts. These amounts have also been excluded from the Loss in equity investees in the consolidated statement of Income.

Investments in equity investees are summarized as follows (in thousands):

	Tulalip Estates	South West Oregon Television	AN Systems	Total
Balance, December 31, 1998	$ 180			$ 180
Acquisition		$ 2,730		2,730
Equity in net income (loss)	(1)	95		94
Balance, December 31, 1999	179	2,825		3,004
Loans			$ 1,315	1,315
Distributions received	(179)	(125)		(304)
Equity in net income (loss)		122	(1,080)	(958)
Balance, December 31, 2000	0	2,822	235	3,057
Loans			4,109	4,109
Equity in net income (loss)		7	(4,579)	(4,572)
Balance, December 31, 2001	$ 0	$ 2,829	$ (235)	$ 2,594

Operating results of a 50% interest in a limited liability company owned by the milling subsidiary are excluded from 1999 amounts above as they are now included in discontinued operations.

NOTE 5

Property, Plant And Equipment

Property, plant and equipment are summarized as follows (in thousands):

DECEMBER 31	2001	2000
Building and improvements	**$ 189,405**	$ 179,743
Machinery and equipment	**105,825**	100,849
Land and improvements	**23,227**	23,406
	318,457	303,998
Less—Accumulated depreciation	**109,036**	90,169
	209,421	213,829
Construction in progress	**34,673**	5,820
	$ 244,094	$ 219,649

Net property, plant and equipment of the discontinued milling operations amounting to $2,612,000 and $31,996,000, respectively, are not included in the December 31, 2001 and 2000 amounts above.

Property, plant and equipment additions totaling $3,377,000 are included in current liabilities at December 31, 2001.

The Company receives rental income principally from the lease of warehouse, office and retail space, and boat moorages under gross and net leases and agreements which expire at various dates through 2010. These leases and agreements are accounted for as operating leases. The Company generally limits lease terms to periods not in excess of five years. Minimum future rentals from leases and agreements which were in effect at December 31, 2001 are (in thousands):

Year	Rentals
2002	$ 12,796
2003	11,001
2004	7,472
2005	4,478
2006	2,609
Thereafter	1,925
	$ 40,281

Property, plant and equipment includes property leased to third parties and to other subsidiaries of the Company. The investment in property held for lease to third parties included in property, plant and equipment at December 31, 2001 includes buildings, equipment and improvements of $141,247,000, land and improvements of $17,390,000, and accumulated depreciation of $40,716,000.

Interest capitalized relating to construction of property, plant and equipment amounted to approximately $1,816,000, $4,215,000, and $2,270,000 in 2001, 2000, and 1999, respectively.

Other income, net during the year ended December 31, 2000 includes $15,722,000 gain on sale of KJEO TV which was sold on August 1, 2000 for $60,000,000. Proceeds from the sale were used to reduce the senior credit facilities and other borrowings.

Other income, net during the year ended December 31, 1999 includes $12,825,000 gain from condemnation of real estate. Proceeds amounted to $16,500,000, and were primarily reinvested in property leased to third parties.

NOTE 6

Notes Payable And Long-Term Debt

Notes payable The Company maintains bank lines of credit which totaled $25,000,000 at December 31, 2001. The lines are unsecured and bear interest at rates no higher than the prime rate. At December 31, 2001, $5,355,000 was outstanding under the lines at an interest rate of 5.5%. The weighted average interest rate on borrowings outstanding during 2001 was 5.76%. The lines of credit expired January 31, 2002 and were subsequently extended to March 15, 2002 in the amount of $10,000,000.

The notes payable to directors, shareholders and others are comprised of notes payable on demand. Such notes bear interest at rates equivalent to those available to the Company for short-term cash investments. At December 31, 2001, $4,096,000 was outstanding under such notes at an interest rate of 0.87%. The weighted average interest rate on borrowings outstanding during 2001 was 2.87%. Interest on such notes amounted to $129,000, $314,000, and $281,000 in 2001, 2000, and 1999, respectively.

Notes payable are summarized as follows (in thousands):

DECEMBER 31	2001	2000
Banks	$ 5,355	$ 5,075
Directors, stockholders and others	4,097	4,936
Current maturities of long-term debt	16,017	15,631
	$ 25,469	$ 25,642

Long-term debt

Lines of credit The Company maintains an unsecured revolving line of credit with a bank in the principal amount of $100,000,000 to finance construction of the Fisher Plaza project (see Note 13) and for general corporate purposes. The revolving line of credit is governed by a credit agreement that provides that borrowings under the line will bear interest at a variable rate not to exceed the bank's publicly announced reference rate. The agreement also places limitations on certain aspects of the Company's operations and requires the Company to maintain certain financial ratios. The line matures in 2003. At December 31, 2001, $100,000,000 was outstanding under the line at a blended interest rate of 5.74%.

In June 1999, the Company entered into an eight-year senior secured credit facility (senior credit facility) with a group of banks in the principal amount of $230,000,000 to finance the acquisition of television stations (see Note 12) and for general corporate purposes. The senior credit facility is secured by a first priority perfected security interest in the broadcasting subsidiary's capital stock that is owned by the Company. The senior credit facility also places limitations on various aspects of the Company's operations (including the payment of dividends) and requires compliance with certain financial ratios. In addition to an amortization schedule that requires repayment of all borrowings under the senior credit facility by June 2007, the amount available under the senior credit facility reduces each year beginning in 2002. Amounts borrowed under the senior credit facility bear interest at variable rates based on the Company's ratio of funded debt to operating cash flow. At December 31, 2001, $119,946,000 was outstanding under the senior credit facility at a blended interest rate of 6.0%.

The unsecured revolving line of credit and the senior credit facility required the Company to comply with several covenants, including covenants with respect to the maintenance of some financial ratios. As of December 31, 2001, the Company was not in compliance with certain covenants. As a result of such noncompliance, the lenders could have required the Company to immediately repay all principal and interest outstanding, thus causing the long-term debt to be classified as current. However, subsequent to year-end the Company requested and received agreement from the lenders to forbear from exercising remedies under the revolving line of credit and the senior credit facility during the period from December 31, 2001 through March 31, 2002. Subsequent to year-end the Company repaid these obligations through the use of proceeds from new financings (see Note 14). As a result, the Company has continued to present the debt as long-term on the balance sheet. In addition, as a result of such repayment of the unsecured revolving line of credit and the senior credit facility the Company will record an extraordinary loss of approximately $3,500,000 as a result of its write off of the related deferred loan costs. The Company will also record a loss of approximately $2,700,000 as a result of termination of a related interest rate swap agreement.

Mortgage loans The real estate subsidiary maintains the following mortgage loans:

Principal amount of $4,088,000, collateralized by an industrial park. The nonrecourse loan requires monthly payments including interest of $31,000. The loan matures in May 2006 and bears interest at 7.19%.

Principal amount of $9,242,000, collateralized by an industrial park, and principal amount of $12,004,000, collateralized by two office buildings. The loans mature in 2008, bear interest at 7.04% and require monthly payments of $78,000 and $101,000, respectively, including interest. These mortgage loans are nonrecourse. The interest rates are subject to adjustment in December 2003 to the then prevailing rate for loans of a similar type and maturity; all or a portion of the outstanding principal balance may be prepaid on those dates.

Principal amount of $22,820,000, collateralized by an office building and parking structure. The nonrecourse loan matures in February 2006, bears interest at 7.72% and requires monthly payments of principal and interest amounting to $221,000.

Principal amount of $9,150,000, collateralized by an industrial park. The nonrecourse loan matures in January 2012, bears interest at 6.32% and requires monthly payments of principal and interest amounting to $61,000. The interest rate is subject to adjustment in January 2007 to the then-prevailing market rate for loans of a similar type and maturity; the real estate subsidiary may prepay all or part of the loan on that date.

Long-term debt is summarized as follows (in thousands):

DECEMBER 31	2001	2000
Notes payable under bank lines of credit	**$ 219,946**	$ 223,062
Mortgage loans payable	**57,304**	49,709
Other	**247**	273
	277,497	273,044
Less-current maturities	**16,017**	15,631
	$ 261,480	$ 257,413

Future maturities of notes payable and long-term debt are as follows (in thousands):

	Banks	Directors, Stockholders and Others	Bank Lines of Credit	Mortgage Loans and Other	Total
2002	$ 5,355	$ 4,097	$ 14,160	$ 1,857	$ 25,469
2003			114,992	1,992	116,984
2004			18,739	2,140	20,879
2005			19,850	2,301	22,151
2006			19,803	23,507	43,310
Thereafter			32,402	25,754	58,156
	$ 5,355	$ 4,097	$ 219,946	$ 57,551	$ 286,949

Cash paid for interest (net of amounts capitalized) during 2001, 2000, and 1999 was $17,564,000, $22,445,000, and $13,324,000, respectively.

We are a party to an interest rate swap agreement fixing the interest rate at 6.52%, plus a margin based on the our ratio of funded debt to operating cash flow, on a portion of the variable-rate debt outstanding under the senior credit facility. The notional amount of the swap reduces as payments are made on principal outstanding under the senior credit facility until termination of the contract on December 30, 2004. At December 31, 2001, the fair value of the swap agreement was ($3,471,000).

NOTE 7

Television And Radio Broadcast Rights

Television and radio broadcast rights acquired under contractual arrangements were $17,044,000 and $16,170,000 in 2001 and 2000, respectively.

At December 31, 2001, the broadcasting subsidiary had executed license agreements amounting to $31,032,000 for future rights to television and radio programs. As these programs will not be available for broadcast until after December 31, 2001, they have been excluded from the financial statements.

NOTE 8

Stockholders' Equity

The Company maintains two incentive plans (the Plans), the Amended and Restated Fisher Communications Plan of 1995 (the 1995 Plan) and the Fisher Communication Incentive Plan of 2001 (the 2001 Plan). The 1995 Plan provided that up to 560,000 shares of the Company's common stock may be issued to eligible key management employees pursuant to options and rights through 2002. As of December 31, 2001 options and rights for 479,443 shares, net of forfeitures, had been issued. No further options and rights will be issued pursuant to the 1995 Plan. The 2001 Plan provides that up to 600,000 shares of the Company's common stock may be issued to eligible key management employees pursuant to options and rights through 2008.

Stock options The Plans provide that eligible key management employees may be granted options to purchase the Company's common stock at the fair market value on the date the options are granted. The options generally vest over five years and generally expire ten years from the date of grant.

Restricted stock rights The Plans also provide that eligible key management employees may be granted restricted stock rights which entitle such employees to receive a stated number of shares of the Company's common stock. The rights generally vest over five years and expire upon termination of employment. Non-cash compensation expense of $69,000, $330,000, and $421,000 related to the rights was recorded during 2001, 2000, and 1999, respectively.

A summary of stock options and restricted stock rights is as follows:

	Stock Options		Restricted Stock Rights
	Number of Shares	Weighted Average Exercise Price Per Share	Number of Shares
Balance, December 31, 1998	173,078	$ 55.94	23,698
Shares granted	63,900	63.00	3,520
Options exercised	(900)	37.25	
Stock rights vested			(7,657)
Shares forfeited	(685)	61.24	(88)
Balance, December 31, 1999	235,393	57.91	19,473
Shares granted	121,100	59.88	500
Options exercised	(505)	37.25	
Stock rights vested			(6,942)
Shares forfeited	(850)	61.74	(44)
Balance, December 31, 2000	355,138	58.60	12,987
Shares granted	135,850	60.00	
Options exercised	(25,535)	48.93	
Stock rights vested			(8,331)
Shares forfeited	(51,840)	60.73	(1,044)
Balance, December 31, 2001	413,613	$ 59.39	3,612

The weighted average remaining contractual life of options outstanding at December 31, 2001 is 6.0 years. At December 31, 2001 and 2000, options for 201,662 and 117,240 shares are exercisable at a weighted average exercise price of $58.80 and $54.94 per share, respectively.

The Company accounts for common stock options and restricted common stock rights issued pursuant to the Plans in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) and related interpretations. Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (FAS 123), requires companies who elect to adopt its provisions to utilize a fair value approach for accounting for stock compensation. The Company has elected to continue to apply the provisions of APB 25 in its financial statements. If the provisions of FAS 123 were applied to the Company's stock options, net income, net income per share and net income per share assuming dilution would have been reduced by approximately $942,000, $767,000, and $500,000, or $0.11, $0.09, and $0.06 per share during 2001, 2000, and 1999, respectively. The fair value of each stock option is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 2001, 2000, and 1999, respectively: dividend yield of 1.55%, 1.61%, and 1.70%, volatility of 30.0%, 15.47%, and 14.96%, risk-free interest rate of 5.34%, 6.61%, and 5.13%, assumed forfeiture rate of 0%, and an expected life of five years in all three years. Under FAS 123, the weighted average fair value of stock options granted during 2001, 2000, and 1999, respectively, was $18.56, $14.36, and $12.45.

Cash dividends were paid at the rate of $1.04 per share in 2001, 2000 and 1999. On February 13, 2002 the Board of Directors declared a dividend in the amount of $.26 per share payable March 1, 2002 to stockholders of record on February 15, 2002.

Preferred stock redemption During the second quarter of 2001 the broadcasting subsidiary redeemed outstanding preferred stock held by minority investors for $6,675,000. The redemption has been accounted for as a capital transaction.

NOTE 9

Income Taxes

Income taxes have been provided as follows (in thousands):

YEAR ENDED DECEMBER 31	2001	2000	1999
PAYABLE (RECEIVABLE) CURRENTLY			
Continuing operations	**$ (6,069)**	$ 12,756	$ 6,534
Discontinued operations	**(6,124)**	(1,516)	(3,367)
	$ (12,193)	$ 11,240	$ 3,167
CURRENT AND NONCURRENT DEFERRED INCOME TAXES			
Continuing operations	**$ (490)**	$ 3,800	$ 5,653
Discontinued operations	**5,951**	(7,880)	710
	$ 5,461	$ (4,080)	$ 6,363
Total			
Continuing operations	**$ (6,559)**	$ 16,556	$12,187
Discontinued operations	**(173)**	(9,396)	(2,657)
	$ (6,732)	$ 7,160	$ 9,530

For income tax reporting purposes the Company had net operating losses of approximately $48,900,000 as of December 31, 2001, of which approximately $33,151,000 will be carried back to 1999 and 2000. The remaining $15,749,000 may be carried forward to reduce income subject to tax through 2021. In addition, at December 31, 2001, the Company had Alternative Minimum Tax Credit of approximately $819,000 which may be carried forward indefinitely, and can be used to reduce the Company's regular income tax liability.

Reconciliation of income taxes computed at federal statutory rates to the reported provisions for income taxes on continuing operations is as follows (in thousands):

YEAR ENDED DECEMBER 31	2001	2000	1999
Normal provision (benefit) computed at 35% of pretax income	**$ (5,073)**	$ 16,944	$ 12,337
Dividends received credit	**(707)**	(1,115)	(1,086)
State taxes, net of federal tax benefit	**(974)**	560	688
Other	**195**	167	248
	$ (6,559)	$ 16,556	$ 12,187

Deferred tax assets (liabilities) are summarized as follows (in thousands):

DECEMBER 31	2001	2000
ASSETS		
Net operating loss and credit carryforwards	**$ 6,350**	
Accrued employee benefits	**3,844**	$ 3,413
Allowance for doubtful accounts	**248**	294
Other	**90**	54
	10,532	3,761
LIABILITIES		
Accumulated other comprehensive income	**(32,364)**	(35,319)
Property, plant and equipment	**(27,132)**	(20,822)
Accrued property tax	**(530)**	(547)
	(60,026)	(56,688)
Net	**$ (49,494)**	$ (52,927)
Current	**$ 1,500**	$ 721
Noncurrent	**(50,994)**	(53,648)
	$ (49,494)	$ (52,927)

The current deferred tax asset is reflected in prepaid expenses. Current and noncurrent deferred tax assets of the discontinued milling operations as of December 31, 2000 amounted to $2,805,000 and $3,168,000, respectively.

Cash received from income tax refunds during 2001 was $2,690,000. Cash paid for income taxes during 2000, and 1999, was $12,425,100, and $4,869,000, respectively.

NOTE 10

Retirement Benefits

The Company has qualified defined benefit pension plans covering substantially all employees not covered by union plans. Benefits are based on years of service and, in one of the pension plans, on the employees' compensation at retirement. The Company annually accrues the normal costs of the pension plans plus the amortization of prior service costs over periods ranging to 15 years. Such costs are funded in accordance with provisions of the Internal Revenue Code. In June 2000 benefit accruals ceased under the pension plan for employees of the broadcasting subsidiary, and that plan is in the process of being terminated. Substantially all plan assets were distributed to participants in January 2002. In July 2001 benefit accruals ceased under the pension plan for non-broadcasting employees, and that plan is in the process of being terminated. The Company does not anticipate a reversion of excess plan assets, if any.

Changes in the projected benefit obligation and the fair value of assets for the Company's pension plans are as follows (in thousands):

DECEMBER 31	2001	2000
Projected benefit obligation—beginning of year	$ 26,887	$ 26,940
Service cost	309	1,065
Interest cost	1,871	1,918
Liability experience	2,030	(79)
Benefit payments	(10,971)	(2,611)
Other	(1,534)	(346)
Projected benefit obligation—end of year	$ 18,592	$ 26,887
Fair value of plan assets—beginning of year	$ 26,991	$ 28,085
Actual return on plan assets	1,872	1,641
Benefits paid	(10,971)	(2,611)
Plan expenses	(261)	(124)
Fair value of plan assets—end of year	$ 17,631	$ 26,991

The composition of the prepaid pension cost and the funded status are as follows (in thousands):

DECEMBER 31	2001	2000
Projected benefit obligation	$ 18,592	$ 26,887
Fair value of plan assets	17,631	26,991
Funded status	(961)	104
Unrecognized prior service cost		165
Unrecognized net gain	422	(970)
Accrued prepaid pension cost	$ (539)	$ (701)

The net periodic pension cost for the Company's qualified defined benefit pension plans is as follows (in thousands):

YEAR ENDED DECEMBER 31	2001	2000	1999
Service cost	$ 309	$ 1,119	$ 1,590
Interest cost	1,871	1,918	2,106
Expected return on assets	(2,044)	(2,375)	(2,459)
Amortization of transition asset			
Amortization of prior service cost	39	45	58
Amortization of (gain) loss		(2)	245
Settlement	1,021		
Curtailment	(1,358)		
Other		84	
Net periodic pension cost	$ (162)	$ 789	$ 1,540

The discount rate used in determining the actuarial present value of the projected benefit obligation at December 31, 2001 ranged from 6.0% to 7.0%. The discount rate used in determining the actuarial present value of the projected benefit obligation at December 31,2000 was 7.75%. The rate of increase in future compensation ranged from 4.0% to 4.5% in both years. The expected long-term rate of return on assets ranged from 7.0% to 9.25% in 2001 and 8.5% to 9.25% in 2000.

The Company has a noncontributory supplemental retirement program for key management. The program provides for vesting of benefits under certain circumstances. Funding is not required, but generally the Company has acquired annuity contracts and life insurance on the lives of the individual participants to assist in payment of retirement benefits. The Company is the owner and beneficiary of such policies; accordingly, the cash values of the policies as well as the accrued liability are reported in the financial statements. The program requires continued employment through the date of expected retirement and the cost of the program is accrued over the participants' remaining years of service.

Changes in the projected benefit obligation and accrued pension cost of the Company's supplemental retirement program are as follows (in thousands):

DECEMBER 31	2001	2000
Projected benefit obligation—beginning of year	**$ 12,740**	$ 12,459
Service cost	**560**	417
Interest cost	**886**	769
Assumption changes	**892**	158
Liability experience	**2,492**	
Benefit payments	**(1,268)**	(1,063)
Projected benefit obligation—end of year	**16,302**	12,740
Appreciation of policy value	**(129)**	439
Unrecognized net loss	**(3,573)**	(794)
Accrued pension cost	**$ 12,600**	$ 12,385

The net periodic pension cost for the Company's supplemental retirement program is as follows (in thousands):

YEAR ENDED DECEMBER 31	2001	2000	1999
Service cost	**$ 560**	$ 417	$ 439
Interest cost	**886**	769	702
Amortization of transition asset	**(1)**	(1)	(1)
Amortization of loss	**38**	72	78
Net periodic pension cost	**$ 1,483**	$ 1,257	$ 1,218

The discount rate used in determining the actuarial present value of the projected benefit obligation at December 31, 2001 was 7.25% and 7.75% at December 31, 2000. The rate of increase in future compensation was 4.5%.

The Company has a defined contribution retirement plan which is qualified under Section 401(k) of the Internal Revenue Code. All full-time U.S. employees are eligible to participate. The Company matches employee contributions up to a maximum of 3% of gross pay. Employer contributions to the plans were $1,786,000, $1,720,000, and $1,283,000 in 2001, 2000, and 1999, respectively.

Health care and life insurance benefits were provided to all retired non-broadcasting employees until June 2001 when, coincidental with sale of the milling businesses, such benefits were terminated. In connection with the termination, the Company distributed to each retired participant an amount equivalent to the present value, based on the participant's age and life expectancy, of the monthly health care premium that was currently being paid on behalf of the participant. Such payments totaled $772,000. The Company also distributed to each participant the face value of the group life coverage that was maintained on behalf of the participant. Such payments totaled $101,000.

NOTE 11

Segment Information

The continuing operations of the Company have been organized into two principal business segments; broadcasting and real estate. Operating results and other financial data for each segment are as follows (in thousands):

	Broadcasting	Real Estate	Corporate, Eliminations & Other	Continuing Operations	Discontinued Milling Operations	Consolidated
Revenue						
2001	$ 145,513	$ 16,128		$ 161,641	$ 44,675	$ 206,316
2000	195,812	13,850		209,662	112,102	321,764
1999	152,128	11,747		163,875	114,942	278,817
Income from operations						
2001	$ 8,613	$ 6,946	$ (10,845)	$ 4,714	$ 538	$ 5,252
2000	51,764	4,875	(7,107)	49,532	(917)	48,615
1999	34,554	3,203	(7,822)	29,935	(5,332)	24,603
Interest expense						
2001	$ 266	$ 2,949	$ 14,632	$ 17,847	$ 382	$ 18,229
2000	30	2,880	18,450	21,360	1,782	23,142
1999	18	3,807	8,542	12,367	1,504	13,871
Identifiable assets						
2001	$ 341,914	$ 152,997	$ 126,355	$ 621,266	$ 1,851	$ 623,117
2000	356,230	127,681	113,131	597,042	49,762	646,804
1999	405,415	92,256	93,366	591,037	87,475	678,512
Capital expenditures						
2001	$ 9,877	$ 32,904	$ 1,603	$ 44,384	$ 50	$ 44,434
2000	32,223	25,203	741	58,167	1,420	59,587
1999	41,584	9,735	170	51,489	4,887	56,376
Depreciation and amortization						
2001	$ 19,350	$ 5,270	$ 189	$ 24,809	$ 1,553	$ 26,362
2000	17,293	4,470	126	21,889	4,257	26,146
1999	10,352	4,348	84	14,784	3,191	17,975

Intersegment sales are not significant. Income from operations by business segment consist of revenue, less operating expenses and depreciation and amortization. In computing income from operations by business segment, other income, net, has not been added, and interest expense, income taxes and unusual items have not been deducted. Identifiable assets by business segment are those assets used in the operations of each segment. Corporate assets are principally marketable securities. Capital expenditures are reported exclusive of acquisitions. Capital expenditures for the Fisher Plaza project are allocated to the broadcasting and real estate segments.

No geographic areas outside the United States were material relative to consolidated sales and other revenue, income from operations or identifiable assets. Export sales by the milling subsidiary were $554,000 and $540,000 in 2000 and 1999, respectively.

NOTE 12

Acquisitions

On July 1, 1999, the Company and its broadcasting subsidiary completed the acquisition of network-affiliated television stations and 50% of the outstanding stock of a corporation that owns one television station. The acquired properties were in seven markets located in California, the Pacific Northwest, and Georgia. Total consideration was $216.7 million, which included $7.6 million of working capital. Funding for the transaction was from an eight-year senior credit facility in the amount of $230 million.

Also on July 1, 1999, the Company and its milling subsidiary purchased from Koch Agriculture Company its 50% interest in the limited liability company (LLC) which owns and operates flour milling facilities in Blackfoot, Idaho. The $19 million purchase price was funded from bank lines of credit. Prior to July 1, the milling subsidiary used the equity method to account for its 50% interest in the LLC. Subsequent to the acquisition the LLC became a wholly-owned subsidiary and operating results were fully consolidated in the milling segment, now presented as discontinued operations.

The above transactions are accounted for under the purchase method. Accordingly, the Company has recorded identifiable assets and liabilities of the acquired properties at their fair market value. The excess of the purchase price over the fair market value of the assets acquired has been allocated to goodwill. The results of operations of the acquired properties are included in the financial statements from the date of acquisition. Unaudited pro forma results as if the acquired properties had been included in the financial results during 1999 are as follows:

YEAR ENDED DECEMBER 31 (in thousands, except per share amounts. All amounts are unaudited)	1999
REVENUE	
Broadcasting	$ 175,398
Real Estate	11,747
	$ 187,145
Income from continuing operations	$ 18,289
INCOME PER SHARE:	
From continuing operations	$ 2.14
From continuing operations assuming dilution	$ 2.13

The milling acquisition has been excluded from the above summary as it is now included in discontinued operations.

The pro forma results are not necessarily indicative of what actually would have occurred if the acquisition had been in effect for the entire period presented. In addition, they are not intended to be a projection of future results and do not reflect any efficiencies that might be achieved from combined operations.

NOTE 13

Commitments and Contingencies

In May 1998 the Company began redevelopment of the site on which KOMO Television was located. The project, known as Fisher Plaza, encompasses several elements including two new buildings and associated underground parking facilities that serve the needs of KOMO Television and certain subsidiaries of the Company as well as third parties. The project is being constructed in two phases. The first clients of the project began moving into the facility during May 2000. Completion of the parking facility is anticipated in early 2002 and completion of the second building is anticipated in Fall 2002.

Estimated cost of the project is $131,400,000. Costs incurred at December 31, 2001 totaled $97,700,000. Financial results for the portion of the project not occupied by KOMO Television are included in the real estate segment.

The Company is subject to certain legal proceedings that have arisen in the ordinary course of its business. After consultation with legal counsel management does not anticipate that disposition of these proceedings will have a material effect on the consolidated financial position or results of operations.

NOTE 14

Subsequent Events (Unaudited)

On March 21, 2002, the Company's media services subsidiary entered into a three-year senior secured credit facility (media facility) with two banks in the principal amount of $60,000,000 to fund partial payment of the unsecured revolving line of credit (see Note 6). The media facility is collateralized by a first deed of trust on the Fisher Plaza property. The maximum amount available under the media facility may be reduced in August 2003 if the amount outstanding is equal to or less than a specified percentage of the appraised value of the Fisher Plaza property at that time. The media facility is governed by a credit agreement that provides that borrowings will bear interest at variable rates based, at the media services subsidiary's option, on the LIBOR rate plus a maximum margin of 450 basis points, or the prime rate plus a maximum margin of 325 basis points. The credit agreement places limitations on various aspects of the Company's operations (including the payment of dividends and limitations on capital expenditures), requires compliance with certain financial ratios, and requires prepayment upon the occurrence of certain events. The media facility expires March 15, 2005 and the amount outstanding is due and payable on that date.

On March 21, 2002 the Company obtained from a financial institution a $42,400,000 loan (margin loan) collateralized by 3,000,000 shares of SAFECO Corporation common stock owned by the Company. Proceeds from the loan were used to fund partial payment of the unsecured line of credit and to pay amounts due under bank lines of credit (see Note 6).

On March 21, 2002, the Company entered into a variable forward sales transaction (forward transaction) with a financial institution. The Company's obligations under the forward transaction are collateralized by 3,000,000 shares of SAFECO Corporation common stock owned by the Company. A portion of the forward transaction will be considered a derivative and, as such, the Company will periodically measure its fair value and recognize the derivative as an asset or a liability. The change in the fair value of the derivative will be recorded either in the income statement or in other comprehensive income depending on its effectiveness. Under the terms of the forward transaction, the Company will receive up to $70,000,000. Proceeds from the forward transaction will be used to repay the margin loan discussed above, to finance construction of the Fisher Plaza project (see Note 13), and for general corporate purposes. The forward transaction will mature in five separate six-month intervals beginning March 15, 2005 through March 15, 2007. The amount due at each maturity date will be determined based on the market value of SAFECO common stock on such maturity date. Although the Company will have the option of settling the amount due in cash, or by delivery of shares of SAFECO common stock, the Company currently intends to settle in cash rather than by delivery of shares. The Company may prepay amounts due in connection with the forward transaction. During the term of the forward transaction, the Company will continue to receive dividends paid by SAFECO; however, any increase in the dividend amount above the present rate must be paid to the financial institution that is a party to the forward transaction.

Also on March 21, 2002, the Company's broadcasting subsidiary entered into an eight-year credit facility (broadcast facility) with a group of banks in the amount of $150,000,000, of which $130,000,000 was borrowed at closing, to fund payment of the senior credit facility (see Note 6), repayment of other borrowings, and for general corporate purposes. The broadcast facility is collateralized by a first priority lien on: (i) the broadcasting subsidiary's capital stock, (ii) all equity interests in direct and indirect subsidiaries of the broadcast subsidiary, and (iii) all tangible and intangible assets of the broadcasting subsidiary and its direct and indirect subsidiaries. The broadcast facility places limitations on various aspects of the broadcast subsidiary's operations (including the payment of dividends to the Company) and requires compliance with certain financial ratios. In addition to amortization schedules that require repayment of all borrowings under the broadcast facility by February 2010, the amount available under the broadcast facility reduces each year beginning in 2003. Amounts borrowed under the broadcast facility bear interest at variable rates based, at the broadcast subsidiary's option, on the LIBOR rate plus a maximum margin of 425 basis points, or the prime rate plus a maximum margin of 250 basis points. Maximum margins are determined based on the broadcasting subsidiary's ratio of consolidated funded debt to consolidated EBITDA.

NOTE 15

Interim Financial Information (Unaudited)—Data may not add due to rounding (in thousands except per share amounts).

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Annual
REVENUE					
2001	$ 39,233	$42,361	$ 37,442	$42,605	$ 161,641
Reclassification adjustment	385	387	384		
As previously reported	$ 39,618	$42,748	$ 37,826	$42,605	$ 161,641
2000	47,975	53,135	49,878	58,675	209,662
INCOME FROM CONTINUING OPERATIONS					
2001	$ (2,315)	$ (193)	$ (3,666)	$ (1,762)	$ (7,936)
2000	3,386	5,435	13,319	9,717	31,857
LOSS FROM DISCONTINUED OPERATIONS					
2001	$ 0	$ (327)	$ 0	$ 0	$ (327)
2000	(1,188)	(23)	(14,166)	(1,950)	(17,327)
NET INCOME					
2001	$ (2,315)	$ (520)	$ (3,666)	$ (1,762)	$ (8,263)
2000	2,198	5,412	(847)	7,767	14,530
INCOME PER SHARE:					
FROM CONTINUING OPERATIONS					
2001	$ (0.27)	$ (0.02)	$ (0.43)	$ (0.20)	$ (0.92)
2000	0.40	0.63	1.56	1.14	3.72
FROM DISCONTINUED OPERATIONS					
2001	$ 0.00	$ (0.04)	$ 0.00	$ 0.00	$ (0.04)
2000	(0.14)	0.00	(1.66)	(0.23)	(2.02)
NET INCOME					
2001	$ (0.27)	$ (0.06)	$ (0.43)	$ (0.20)	$ (0.96)
2000	0.26	0.63	(0.10)	0.91	1.70
NET INCOME PER SHARE ASSUMING DILUTION:					
FROM CONTINUING OPERATIONS					
2001	$ (0.27)	$ (0.02)	$ (0.43)	$ (0.20)	$ (0.92)
2000	0.39	0.63	1.55	1.13	3.71
FROM DISCONTINUED OPERATIONS					
2001	$ 0.00	$ (0.04)	$ 0.00	$ 0.00	$ (0.04)
2000	(0.14)	0.00	(1.65)	(0.23)	(2.02)
NET INCOME					
2001	$ (0.27)	$ (0.06)	$ (0.43)	$ (0.20)	$ (0.96)
2000	0.26	0.63	(0.10)	0.90	1.69
DIVIDENDS PAID PER SHARE					
2001	$ 0.26	$ 0.26	$ 0.26	$ 0.26	$ 1.04
2000	0.26	0.26	0.26	0.26	1.04
COMMON STOCK CLOSING MARKET PRICES (SEE NOTE 8)					
2001					
High	$ 61.25	$ 72.89	$ 70.50	$ 54.02	$ 72.89
Low	51.50	50.00	44.50	40.50	40.50
2000					
High	$ 65.00	$ 83.50	$ 76.00	$ 73.00	$ 83.50
Low	51.50	60.75	71.00	44.00	44.00

FISHER COMMUNICATIONS, INC.

www.fsci.com

OFFICERS

William W. Krippaehne Jr.
President & CEO

Warren J. Spector
Executive Vice President & COO

David D. Hillard
Senior Vice President
Chief Financial Officer
Assistant Secretary

Sharon J. Johnston
Senior Vice President
Corporate Secretary

Patrick J. Holland
Senior Vice President
Chief Technical Officer

Mel L. Martin
Senior Vice President
Chief Research Officer

Mark A. Weed
Senior Vice President
Chief Property Officer

Christopher G. Wheeler
Senior Vice President
Chief Communications Officer

Laura J. Boyd
Vice President
Human Resources

SUBSIDIARY PRESIDENTS

Kirk G. Anderson
President
Fisher Media Services Company

Benjamin W. Tucker
President
Fisher Broadcasting Company

Mark A. Weed
President
Fisher Properties Inc.

BOARD OF DIRECTORS

James W. Cannon
Retired Executive Vice President
SAFECO Corporation and
Retired President of its Property
and Casualty Insurance
Companies

Phelps K. Fisher
Retired Executive Vice
President – Marketing
Fisher Broadcasting Company

Carol H. Fratt
Landscape design
and community affairs

Donald G. Graham, Jr.
Chairman of the Board
Retired Chairman & CEO
of the Corporation

Donald G. Graham, III
Commercial photography

Robin J. Campbell Knepper
Retired owner of jewelry
design and appraisal business

W. W. Krippaehne Jr.
President & CEO of the
Corporation

John D. Mangels
Retired Chairman & CEO
Security Pacific Bancorporation
Northwest & Security Pacific
Bank Washington

Jean F. McTavish
Community affairs, including
Totem Girl Scout Council and
Children's Hospital & Medical
Center

Jacklyn F. Meurk
Community and business affairs,
including Virginia Mason Medical
Center Board of Governors &
Virginia Mason Foundation

George F. Warren, Jr.
Business affairs and land
development

William W. Warren, Jr.
Professor of Physics
Director, W. M. Keck Nuclear
Magnetic Resonance Laboratory,
Oregon State University

COMMITTEES OF THE BOARD

Executive Committee
Donald G. Graham, Jr.
Chairman
Phelps K. Fisher
W. W. Krippaehne Jr.
Jean F. McTavish
Jacklyn F. Meurk

Compensation Committee
James W. Cannon
Chairman
Phelps K. Fisher
Donald G. Graham, Jr.
John D. Mangels

Audit Committee
John D. Mangels
Chairman
Donald G. Graham, Jr.
Jean F. McTavish
Jacklyn F. Meurk
William W. Warren, Jr.

Nominating Committee
Phelps K. Fisher
Donald G. Graham, Jr.
Jean F. McTavish
Jacklyn F. Meurk
William W. Warren, Jr.

SHAREHOLDER INFORMATION

Investor Relations
For further information on the company, additional copies of this report, Form 10-K, or other financial information, contact:

Investor Relations Department
Fisher Communications, Inc.
600 University Street
Suite 1525
Seattle, WA 98101
(206) 404-6784

You may also contact us by sending an e-mail to investor-relations@fsci.com or by visiting the company's Web site at www.fsci.com.

Online Annual Report
We invite you to visit our online annual report at www.fsci.com.

Transfer Agent and Registrar
First Chicago Trust Company of
New York, a division of EquiServe
PO Box 2500
Jersey City, NJ 07303
www.equiserve.com
(800) 756-8200
(201) 222-4955 (hearing impaired)

Independent Accountants
PricewaterhouseCoopers LLP
Seattle, WA

General Counsel
Graham & Dunn PC

SEC Counsel
Perkins Coie LLP

Notice of Annual Meeting
Illsley Ball Nordstrom Recital Hall
Benaroya Hall
Seattle, WA
April 25, 2002
10:00 a.m. Pacific Time

FISHER communications

600 University Street
Suite 1525
Seattle, WA 98101
www.fsci.com